Exhibit (99.9)

Treasury Board
Secretariat

Public Accounts of Ontario

Annual Report and Consolidated Financial Statements

2025–2026

Ontario

Treasury Board Secretariat Office of the President Room 4320, Whitney Block 99 Wellesley Street West Toronto, ON M7A 1W3 Tel.: 416-327-2333	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Tel.: 416-325-0400	Secrétariat du Conseil du Trésor Bureau du président Édifice Whitney, bureau 4320 99, rue Wellesley Ouest Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto (Ontario) M7A 1Y7 Tél. : 416-325-0400

The Honourable Edith Dumont, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned has the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2026, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

/s/ Kinga Surma	/s/ Peter Bethlenfalvy
The Honourable Kinga Surma	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance
Toronto, September 2026	Toronto, September 2026

Contents

Foreword	iii

Introduction	1

Statement of Responsibility	2

Highlights	5

Financial highlights	6

Analysis of 2025–26 Results	9
Revenue	9

Expense	14

Statement of financial position analysis	22

Financial assets	22

Infrastructure expenditures	26

Liabilities	27

Risks and risk management	29

Key Financial Ratios	31

Fiscal Management	33

Non-Financial Activities	34

Health sector	34

Education sector	35

Postsecondary education sector	36

Children’s and social services sector	36

Justice sector	38

Condition and capacity of provincial tangible capital assets	39

Transparency and Accountability	40

Recent developments in public sector accounting standards	40

The C.D. Howe Institute Fiscal Accountability Report	40

Financial Statement Discussion and Analysis, 2025–2026	i

CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report	43

Consolidated Statement of Operations	49

Consolidated Statement of Financial Position	50

Consolidated Statement of Change in Net Debt	51

Consolidated Statement of Change in Accumulated Operating Deficit	52

Consolidated Statement of Remeasurement Gains and Losses	52

Consolidated Statement of Cash Flow	53

Notes to the Consolidated Financial Statements	54

Schedules to the Consolidated Financial Statements	91

Guide to the Public Accounts	111

Glossary	114

Sources of Additional Information	121

ii	Financial Statement Discussion and Analysis, 2025–2026

Foreword

I am pleased to present the 2025-26 Public Accounts for the Province of Ontario. The Public Accounts provide a comprehensive record of Ontario’s financial position and results, demonstrating how the government is standing up for taxpayers, protecting public resources and delivering on its mandate to protect the people of Ontario.

For the fiscal year ending March 31, 2026, Ontario recorded a deficit of $13 billion, an improvement of $1.6 billion compared to the outlook projected in the 2025 Budget. This result was supported by our strong fiscal approach and financial discipline, including stronger-than-anticipated revenues, increased income from government business enterprises, broader public sector revenues and other non-tax sources.

The Public Accounts highlight the progress our government has made in delivering on the commitments outlined in the 2025 Ontario Budget: A Plan to Protect Ontario. At a time of sustained economic uncertainty caused by increased U.S. tariffs, Ontario remains laser-focused on protecting the province’s economy while investing in the services and infrastructure that families rely on. Since April 2025, the government has announced nearly $30 billion in relief and support measures to protect Ontario workers and businesses impacted by tariffs. These measures include investments to provide training, upskilling and employment services to workers, as well as loan programs to help businesses and communities impacted by trade disruptions diversify their supply chains and trading relationships.

We are strengthening our economic foundations by supporting businesses through cutting taxes, attracting investment in high-growth industries such as artificial intelligence, advanced manufacturing and critical minerals, expanding electricity generation and transmission capacity and fostering innovation across key sectors. These efforts are helping to position Ontario as one of the most competitive jurisdictions in the G7 to invest, create jobs and do business.

Total program spending reached $220.9 billion, representing an increase of $10 billion, or 4.7 per cent, over the previous fiscal year. These investments are supporting economic growth, strengthening vital programs and services and helping Ontario’s workers, businesses and communities navigate the current economic landscape.

Protecting and strengthening public services remains a key priority. Health care spending increased by $6.6 billion, or 7.2 per cent, compared with the previous fiscal year, reflecting growing demand for OHIP-funded services, hospitals, home care, long-term care and social services. Education spending increased by $2.3 billion, or 6.1 per cent, supported by investments in child care and funding for labour agreement commitments. Infrastructure spending rose by $1.9 billion, supporting investments in hospitals, public transit, highways, broadband connectivity and housing.

At the same time, Ontario remains committed to responsible fiscal management. The government continues to carefully manage provincial finances while maintaining the flexibility to respond to emerging challenges and support economic growth. This balanced approach is helping to create the conditions for a stronger and more resilient economy while ensuring the sustainability of public services. The government implemented an agency hiring freeze in 2025 that has avoided nearly $300 million in costs to the public and cut consultant usage by 20 per cent.

Financial Statement Discussion and Analysis, 2025–2026	iii

We stand behind our record of responsible fiscal management, including nine consecutive clean audit opinions, two independent credit rating upgrades and transforming the Ontario Public Service into the leanest civil service in the country. By maintaining a strong fiscal foundation, we are better positioned to protect Ontario’s economy, public services and long-term prosperity, while reducing borrowing costs and enabling greater investment in the infrastructure and programs people rely on every day.

The results presented in the 2025-26 Public Accounts demonstrate Ontario’s commitment to building a more competitive, resilient and self-reliant economy while protecting jobs, supporting businesses and delivering the public services that Ontarians depend on.

/s/ Kinga Surma

The Honourable Kinga Surma

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2025–2026

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2025–26 fiscal year against the 2025 Budget released on May 15, 2025, and the financial position of the government as of March 31, 2026. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s Consolidated Financial Statements, and the Standing Committee on Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions and collaboration.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca.

/s/ Carlene Alexander

Carlene Alexander, CPA, CGA, MBA

Deputy Minister, Treasury Board Secretariat

Secretary of the Treasury Board and Management Board of Cabinet

Financial Statement Discussion and Analysis, 2025–2026	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 43–47, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

/s/ Carlene Alexander	/s/ Gadi Mayman	/s/ Beili Wong	/s/ Khalida Noor

Carlene Alexander, CPA, CGA, MBA Deputy Minister, Treasury Board Secretariat	Gadi Mayman Acting Deputy Minister, Ministry of Finance	Beili Wong, FCPA, FCA Comptroller General, Office of the Comptroller General Treasury Board Secretariat	Khalida Noor, CPA, CA Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

August 28, 2026	August 28, 2026	August 28, 2026	August 28, 2026

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

/s/ Peter Bethlenfalvy
The Honourable Peter Bethlenfalvy President of the Treasury Board Minister of Finance August 28, 2026

2	Financial Statement Discussion and Analysis, 2025–2026

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2025–2026	3

4	Financial Statement Discussion and Analysis, 2025–2026

Highlights

2025–26 Financial Highlights ($ Billions)						Table 1
Consolidated Statement of Operations For the fiscal year ended March 31
					Change from
	2025 Reclassified Budget	[1]	2025–26 Actual	2024–25 Restated Actual [1]	2025 Reclassified Budget	2024–25 Restated Actual

Total Revenue	218.6		223.3	224.9	4.7	(1.6)

Expense
Programs	215.0		220.9	210.9	5.8	10.0

Interest and Other Debt Servicing Charges	16.2		15.5	15.1	(0.7)	0.3
Total Expense	231.2		236.3	226.0	5.1	10.3

Reserve	2.0		–	–	(2.0)	–

Annual Deficit	(14.6)		(13.0)	(1.1)	1.6	(11.9)

Consolidated Statement of Financial Position As at March 31
Financial Assets			144.9	144.2		0.7
Liabilities			599.9	571.2		28.7
Net Debt			(455.0)	(427.1)		(27.9)
Non-Financial Assets			197.0	180.0		17.0
Accumulated Deficit			(258.0)	(247.1)		(11.0)
Accumulated Deficit is Comprised of:
Accumulated Operating Deficit			(261.9)	(249.2)		(12.7)
Accumulated Remeasurement Gains			3.9	2.2		1.7

[1]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2024–25 and the Budget are also restated to eliminate inter-entity revenue and expense balances on Employer Health Tax. This change does not affect the Province’s annual deficit or accumulated deficit. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2025–2026	5

Financial highlights

Change from 2024–25 Actuals

•

The Ontario government recorded a $13.0 billion deficit for the fiscal year ended March 31, 2026, compared to the previous year’s deficit of $1.1 billion. The $11.9 billion increase in annual deficit is mainly due to higher program expenses and lower revenues (see Table 1 above).

•

Total revenues were $223.3 billion, a decrease of $1.6 billion or 0.7 per cent from the previous year. The decline was largely attributable to the one-time revenue recognized in 2024–25 from the tobacco legal settlement and lower revenues reported by the broader public sector (BPS). These decreases were partially offset by higher taxation revenues reflecting a growing economy and increased transfers from the Government of Canada. See details on pages 9–10.

•	Total program expenses for 2025–26 increased by $10.0 billion or 4.7 per cent, from $210.9 billion in the previous fiscal year to $220.9 billion.

•

Health sector, mainly due to increased utilization and costs for health care services, including for the Ontario Health Insurance Plan (OHIP) and operating costs for the delivery of health care through hospitals and home care;

•	Education sector, mainly due to the continued implementation of the Canada-wide Early Learning and Child Care Agreement and funding to support commitments consistent with labour agreements;

•

Children’s and social services sector, mainly due to growing demand for social assistance and continued investments to support individuals with special needs and survivors of gender-based violence; and

•	Justice sector, mainly due to investments in essential service delivery for public safety, including Ontario Provincial Police, First Nations policing, corrections, and Legal Aid Ontario.

•

Interest and other debt servicing charges was higher than the previous year by $0.3 billion, or 2.2 per cent, as a result of an increase in the total amount of debt outstanding and a higher effective interest rate. See details on page 21.

•

Non-financial assets increased by $17.0 billion from the previous year, mainly due to an increase of $16.7 billion in the net book value of Ontario’s capital assets, such as buildings and transportation infrastructure.

6	Financial Statement Discussion and Analysis, 2025–2026

•

Total infrastructure expenditure increased by $1.9 billion from the previous year, including increased spending in hospital infrastructure and investments in municipal infrastructure programs. Ontario invested $25.6 billion in assets owned by the government and its consolidated entities, which reflect new capital investments and repairs to existing assets. The government also made $5.5 billion in transfers to non-consolidated partners and other infrastructure expenditures. See details on page 26.

•

Total liabilities increased by $28.7 billion and total financial assets increased by $0.7 billion, resulting in an increase of $27.9 billion or 6.5 per cent in net debt from the previous year (see details on page 27). The increase of liabilities is mainly due to an increase in debt. The increase of financial assets is mainly due to an increase in investment in Government Business Enterprises (GBEs) and loans receivable, offset by a decrease in accounts receivable, cash and cash equivalents, and derivative assets. The accumulated deficit increased by $11.0 billion, or 4.4 per cent, from the previous year mainly as a result of $12.7 billion increase in operating deficit offset by $1.7 billion increase in accumulated remeasurement gains.

Financial Statement Discussion and Analysis, 2025–2026	7

Change from the 2025 Budget

•

The Ontario government recorded a $13.0 billion deficit for the fiscal year ended March 31, 2026, compared to a forecasted deficit of $14.6 billion in the 2025 Budget, resulting mainly from higher income from GBEs, higher other non-tax revenue, and lower interest and other debt servicing charges, which is partially offset by higher program expenses due to higher demands and distribution of programs and services. (See Table 1 above).

•	Total revenues of $223.3 billion were $4.7 billion or 2.2 per cent higher than planned in the 2025 Budget, mainly due to:

•	Stronger-than-expected income from GBEs;

•	Higher revenues reported by ministries and consolidated government organizations, as well as the BPS;

•	Higher taxation revenue based on updated tax assessment data from the Canada Revenue Agency (CRA), reflecting stronger-than-expected economic growth in 2025; and

•	Higher transfers from the Government of Canada.

See details on page 11.

•	Total program expenses of $220.9 billion were $5.8 billion or 2.7 per cent higher than the 2025 Budget. Program expenses are higher in the:

•	Health sector, mainly due to increased physician compensation costs, increased demand in utilization-driven programs and increased hospital spending;

•	Postsecondary education sector, mainly due to higher-than-forecasted uptake in student financial assistance;

•	Children’s and social services sector, mainly due to higher-than-budgeted demand for social assistance programs, as well as increased supports for children and youth; and

•

Justice sector, mainly due to investments in essential service delivery including correctional services, First Nations policing, the Ontario Provincial Police, and courts, as well as legal settlement costs.

These are partially offset by lower program expenses in the Education sector, mainly due to lower-than-projected student enrolment; in alignment with demographic trends.

See details on page 18.

•

Interest and other debt servicing charges were lower than the 2025 Budget by $0.7 billion, or 4.6 per cent, due to lower interest costs on debt outstanding, and higher interest income from Ontario’s holdings of its own investments. See details on page 21.

8	Financial Statement Discussion and Analysis, 2025–2026

Analysis of 2025–26 Results

Revenue

Details of 2025–26 Actual Results ($ Billions)					Table 2
				Change from
	2025 Reclassified Budget[1]	2025–26 Actual	2024–25 Restated Actual[1]	2025 Reclassified Budget	2024–25 Restated Actual
Revenue
Personal Income Tax	57.8	57.0	55.7	(0.8)	1.3
Sales Tax	40.1	39.3	39.4	(0.8)	(0.1)
Corporations Tax	26.0	28.3	27.8	2.3	0.5
Employer Health Tax	8.2	8.3	7.8	0.1	0.5
Education Property Tax	5.9	6.0	5.9	0.1	0.1
Ontario Health Premium	5.4	5.2	5.2	(0.2)	(0.1)
Gasoline and Fuel Tax	2.2	2.3	2.2	0.1	0.1
Other Taxes	7.0	6.7	6.3	(0.3)	0.4
Total Taxation Revenue	152.4	153.0	150.3	0.6	2.7
Transfers from Government of Canada	38.8	39.1	36.6	0.3	2.5
Fees, Donations and Other Revenues from Broader Public Sector Organizations	10.9	12.0	14.7	1.1	(2.8)
Income from Investment in Government Business Enterprises	6.3	7.7	7.5	1.4	0.3
Interest and Investment Income	2.0	2.1	2.8	0.2	(0.6)
Other Non-Tax Revenue	8.2	9.4	13.1	1.2	(3.7)
Total Revenue	218.6	223.3	224.9	4.7	(1.6)

[1] Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2024–25 and the Budget are also restated to eliminate inter-entity revenue and expense balances on Employer Health Tax. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Change from 2024–25 Actuals

Total revenues for 2025–26 decreased by $1.6 billion or 0.7 per cent from the previous year.

•

Taxation revenue increased by $2.7 billion or 1.8 per cent in 2025–26, supported by nominal Gross Domestic Product (GDP) growth of 4.1 per cent in 2025. The increase was primarily driven by higher Personal Income Tax (PIT) and Corporations Tax (CT) revenues, but partially offset by the impact of Bill C-15 (Budget 2025 Implementation Act, No. 1), enacted by the federal government on March 26, 2026, which included several accelerated capital cost allowance measures.

•

Transfers from Government of Canada increased by $2.5 billion or 6.8 per cent in 2025–26, mostly reflecting higher transfers from major federal funding programs, including the Canada Health Transfer, Canada Social Transfer, and support for Canada-wide Early Learning and Child Care.

Financial Statement Discussion and Analysis, 2025–2026	9

•

Fees, donations and other revenues from BPS organizations decreased by $2.8 billion or 18.7 per cent in 2025–26, mainly due to lower third-party revenue from colleges reflecting declines in international student tuition fees and the wind-down of public college-private partnerships.

•

Income from GBEs increased by $0.3 billion or 3.4 per cent in 2025–26. This performance was primarily driven by higher net income from Ontario Power Generation (OPG), Hydro One Ltd. (HOL), the Ontario Lottery and Gaming Corporation (OLG) and iGaming Ontario (iGO). These gains were partially offset by a decline in net income from the Liquor Control Board of Ontario (LCBO).

•	Interest and investment income decreased by $0.6 billion or 22.9 per cent in 2025–26, mainly due to lower interest rates earned on investments.

•

Other non-tax revenue decreased by $3.7 billion or 28.1 per cent in 2025–26, mainly due to one-time revenue from the tobacco legal settlement recognized in 2024–25 and lower recoveries of prior-year expenditures reported by ministries and consolidated government organizations.

10	Financial Statement Discussion and Analysis, 2025–2026

Change from the 2025 Budget

Revenues for 2025–26 were $4.7 billion or 2.2 per cent higher than expected in the 2025 Budget.

•

Taxation revenues were $0.6 billion or 0.4 per cent higher than forecast in the 2025 Budget, primarily due to stronger-than-expected CT revenues based on updated CRA assessment data for 2025 and prior years. This was partially offset by lower-than-expected PIT and Ontario Health Premium (OHP) revenues, reflecting updated CRA assessment data for 2025 and prior years, as well as weaker Harmonized Sales Tax (HST) revenues resulting from lower federal estimates for 2026 and prior years. Taxation revenues were also moderated by the enactment of Bill C-15 by the federal government on March 26, 2026, which included several accelerated capital cost allowance measures.

•

Transfers from the Government of Canada were $0.3 billion or 0.7 per cent higher, mainly due to higher transfers to hospitals and funding for evacuation support services to First Nation communities affected by floods and wildfires. This was partially offset by the reprofiling of funding under the Canada-wide Early Learning and Child Care Agreement.

•

Fees, donations, and other revenues from BPS were $1.1 billion or 10.1 per cent higher, mainly due to higher-than-expected third-party revenue from hospitals reflecting higher revenue from fees, ancillary services, donations, research grants, and other miscellaneous revenues.

•

Income from GBEs was $1.4 billion or 22.2 per cent higher, mainly reflecting higher-than expected net income from OPG, HOL, iGaming and the Ontario Cannabis Store (OCS). This was partially offset by lower net income from the OLG and the LCBO.

•	Interest and investment income was $0.2 billion or 10.0 per cent higher than forecast, mainly due to higher interest and investment income from BPS organizations.

•

Other non-tax revenues were higher by $1.2 billion or 14.2 per cent, mainly reflecting higher-than-expected recoveries of prior-year expenditures, revenue from fees, licences, permits, and other miscellaneous revenues reported by ministries and consolidated government organizations.

Financial Statement Discussion and Analysis, 2025–2026	11

Revenue trend

Chart 2 shows the recent trends in revenue for Ontario’s major revenue sources.

Taxation revenue

Between 2021–22 and 2025–26 taxation revenue grew at an average annual rate of 3.8 per cent, lower than the average annual rate of nominal GDP growth of 6.5 per cent.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to:

•

Growth in some revenue sources, such as CT, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits, as well as the use of tax provisions, such as the option to carry losses forward or backward;

•	The impact of housing completions and resales on HST and Land Transfer Tax revenue, which is proportionately greater than their contribution to GDP; and

12	Financial Statement Discussion and Analysis, 2025–2026

•

Changes in volume-based gasoline and fuel taxes, which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are not directly influenced by price changes.

Federal government transfers

Between 2021–22 and 2025–26, Government of Canada transfers grew at an annual average rate of 6.3 per cent. These include major federal transfers such as the Canada Health Transfer, Canada Social Transfer and Equalization. There are also a number of federal transfers to the Province which are largely program-specific, such as Canada-wide Early Learning and Child Care, Shared Health Priorities, Infrastructure and Labour Market Development. Some transfers are ongoing while others are time-limited.

Fees, donations and other revenues from BPS

Between 2021–22 and 2025–26 revenue from BPS increased at an average annual rate of 5.4 per cent. This increase mainly reflects strong growth in third-party revenue from hospitals and school boards, while third-party revenue from colleges declined sharply in 2025–26 due to lower international student enrolment.

Income from Government Business Enterprises

Income from GBEs includes OPG, HOL, LCBO, OLG, OCS and iGO.

Between 2021–22 and 2025–26, income from GBEs increased at an annual average rate of 4.6 per cent.

Interest and investment income

Interest and investment income refers to all interest and investment income earned from third parties.

Interest and investment income increased at an annual average rate of 31.5 per cent from 2021–22 to 2025–26.

Other non-tax revenues

Other non-tax revenues arise from a number of sources, including the sale and rental of goods and services; fees, licences, and permits; reimbursements for provincial expenditures related to specific service delivery; royalties from the use of Crown resources; and recoveries from power supply contracts.

Other non-tax revenues increased at an annual average rate of 8.7 per cent between 2021–22 and 2025–26.

Financial Statement Discussion and Analysis, 2025–2026	13

Expense

Details of 2025–26 Actual Results ($ Billions)							Table 3
						Change from
	2025 Reclassified Budget	[1,2]	2025–26 Actual	2024–25 Restated Actual	[2]	2025 Reclassified Budget	2024–25 Restated Actual
Expense
Health sector	90.6		97.5	90.9		6.9	6.6
Education sector[1]	40.5		40.1	37.8		(0.3)	2.3
Postsecondary education sector	12.9		13.9	14.1		1.0	(0.2)
Children’s and social services sector	20.3		21.4	20.5		1.0	0.9
Justice sector	6.7		7.2	7.1		0.6	0.1
Other programs[1]	44.0		40.7	40.5		(3.3)	0.2
Total Program Expense	215.0		220.9	210.9		5.8	10.0

Interest and Other Debt Servicing Charges	16.2		15.5	15.1		(0.7)	0.3
Total Expense	231.2		236.3	226.0		5.1	10.3

Reserve	2.0		–	–		(2.0)	–

[1]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.7 of the 2025 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the Consolidated Financial Statements provides details.

[2]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2024–25 and the Budget are also restated to eliminate inter-entity revenue and expense balances on Employer Health Tax. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Change from 2024–25 Actuals

Total program expenses for 2025–26 increased by $10.0 billion or 4.7 per cent, from $210.9 billion in the previous fiscal year to $220.9 billion.

•	Health sector expense increased by $6.6 billion or 7.2 per cent over the previous fiscal year, mainly due to;

•	$1.8 billion increase in OHIP services due to increased access, utilization and cost of physician services;

•	$1.5 billion increase in spending by hospitals for the delivery of health care services and programming;

•

$1.3 billion increase across health programs, including higher utilization of drug programs, growth in cancer services, enhanced municipal ambulance operations, as well as increased investments in training and education programs;

•	$1.1 billion increase in the hospital sector due to investments to support hospital operational needs;

14	Financial Statement Discussion and Analysis, 2025–2026

•	$0.5 billion increase in home care spending due to investments to support increased home care volumes, palliative care and hospital to home programs; and

•	$0.3 billion increase in additional long-term care capital development initiatives and staffing to improve quality of care in the long-term care sector.

•

Education sector expenses increased by $2.3 billion or 6.1 per cent over the previous fiscal year, mainly due to the continued implementation of the Canada-wide Early Learning and Child Care Agreement and funding to support commitments consistent with labour agreements;

•

Postsecondary education sector expenses decreased by $0.2 billion or 1.2 per cent over the previous fiscal year, mainly due to lower college sector spending driven by the federal government cap on international students, partially offset by increased spending on student financial assistance due to higher uptake;

•

Children’s and social services sector expenses increased by $0.9 billion or 4.2 per cent over the previous fiscal year, primarily due to growing demand for social assistance, continued investments to expand access to services for individuals with special needs and survivors of gender-based violence, and additional funding to support annual inflationary increases for the Ontario Disability Support Program and the Assistance for Children with Severe Disabilities Program;

•

Justice sector expenses increased by $0.1 billion or 2.0 per cent over the previous fiscal year. This is mainly due to investments in essential service delivery for public safety, including Ontario Provincial Police, First Nations policing, corrections, and Legal Aid Ontario; and

•

Other programs expenses increased by $0.2 billion or 0.6 per cent over the previous fiscal year, which represents an overall expense consistent with prior year spending. This includes higher spending for various ministry programs such as, Electricity Price Mitigation and the Municipal Housing Infrastructure Program.

Financial Statement Discussion and Analysis, 2025–2026	15

See Chart 3 for details of program expenses by sector.

16	Financial Statement Discussion and Analysis, 2025–2026

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity, including hospitals, school boards, colleges and children’s aid societies, as well as the Ontario Public Service.

The expense labelled “Transfers” in Chart 4 reflects payments to a variety of service providers that support the delivery of public services. These third-party funding recipients consist of health care professionals including physicians, social service agencies, universities, child care providers and municipalities. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits, i.e., compensation-related costs. Transfers do not include transfers to hospitals, school boards, colleges, and children’s aid societies. These are reflected in expense types such as operating costs and salaries and benefits, as reported by the organizations.

Financial Statement Discussion and Analysis, 2025–2026	17

Change from the 2025 Budget

Total program spending for 2025–26 was $220.9 billion, which is $5.8 billion or 2.7 per cent higher than in the 2025 Budget. Higher program spending was primarily attributed to the following factors:

•

Health sector expense was $6.9 billion or 7.6 per cent above plan, mainly due to increased physician compensation costs, increased demand in utilization-driven programs including OHIP and Ontario Public Drug Programs, and home care, as well as increased spending primarily by hospitals to address operational pressures;

•	Postsecondary education sector expense was $1.0 billion or 7.8 per cent above plan, mainly due to higher-than-forecasted uptake in student financial assistance;

•

Children’s and social services sector expense was $1.0 billion or 5.1 per cent above plan, primarily due to increased demand for Ontario Works and the Ontario Disability Support Program, as well as additional investments in child welfare and to support children and youth with special needs; and

•

Justice sector expense was $0.6 billion or 8.4 per cent above plan, primarily due to investments in essential service delivery including correctional services, First Nations policing, the Ontario Provincial Police, and courts, as well as legal settlement costs.

These are partially offset by:

•

Other programs expense was $3.3 billion or 7.5 per cent below plan, primarily due to updated construction schedules for high-speed internet projects, lower-than-forecasted spending in demand-driven employment and training programs, and updated industrial land development and strategic investment project schedules. This also reflects budgeted allocations of $3.0 billion for the contingency fund that were used during the fiscal year to fund program expenses in various sectors for emerging needs and unforeseen events; and

•	Education sector expense was $0.3 billion or 0.9 per cent below plan, primarily due to lower-than-projected student enrolment in alignment with demographic trends.

18	Financial Statement Discussion and Analysis, 2025–2026

Expese Trend

Chart 5 shows the recent trends in spending for major program areas.

•	Health sector expense increased from $75.4 billion in 2021–22 to $97.5 billion in 2025–26, or on average by 6.6 per cent per year. The increase includes:

•	Support for Ontario hospitals to address operational and compensation pressures and respond to growing demand for hospitals;

•	Investments to address growing demand for physician services through the OHIP, including higher access, utilization and physician compensation costs;

•	Utilization growth in the Ontario Drug Benefit Program and New Drug Funding Program to improve access to drug treatments and therapies;

•

Increased utilization of home and community care services, demonstrating progress toward a more integrated and efficient healthcare system by bringing care closer to home while freeing hospital capacity;

Financial Statement Discussion and Analysis, 2025–2026	19

•	Additional funding to improve access to mental health and addictions services, cancer services, and other priority health programs; and

•

Support for long-term care homes through increased investments in direct hours of care through staffing, operations, and capital development programs to address sector waitlists and advance construction of new and redeveloped beds.

•	Education sector expense increased from $29.9 billion in 2021–22 to $40.1 billion in 2025–26, or on average by 7.6 per cent per year. The increase is mainly due to:

•	Implementing the Canada-wide Early Learning and Child Care Agreement;

•	Building, expanding and renewing schools to provide students with modern learning spaces; and

•	Providing funding to support commitments consistent with labour agreements.

•

Postsecondary education sector expense increased from $10.6 billion in 2021–22 to $13.9 billion in 2025–26, or on average by 7.0 per cent per year. This increase is mainly due to higher uptake for student financial assistance, funding to support postsecondary institutions through the Postsecondary Education Sustainability Fund and investments in program seats to improve labour market alignment in priority sectors, such as health human resources and science, technology, engineering and mathematics (STEM).

•	Children’s and social services sector expenses increased from $16.9 billion in 2021–22 to $21.4 billion in 2025–26, or on average by 6.1 per cent per year. This increase primarily reflects:

•	Higher social assistance funding to address demand;

•	Increases to the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program; and

•	Increased investments to support children with special needs, adults with developmental disabilities and survivors of gender-based violence and human trafficking.

•

Justice sector expense increased from $4.9 billion in 2021–22 to $7.2 billion in 2025–26, or on average by 10.2 per cent per year. The increase is primarily due to investments in essential service delivery for public safety including First Nations policing, courts, Legal Aid Ontario, correctional institutions, and fire protection services, as well as legal settlement costs.

•

Other programs expenses increased from $32.8 billion in 2021–22 to $40.7 billion in 2025–26, or on average by 5.6 per cent per year. This increase primarily reflects spending on transit investments, the Municipal Housing Infrastructure Program, as well as increased emergency evacuation support services for First Nation communities.

20	Financial Statement Discussion and Analysis, 2025–2026

Interest and Other Debt Servicing Charges

Interest and other debt servicing charges expense increased from $15.1 billion in 2024–25 to $15.5 billion in 2025–26, primarily as a result of an increase in the total amount of debt outstanding.

Interest and other debt servicing charges expense was $0.7 billion lower than the forecast in the 2025 Budget, due to lower interest costs on debt outstanding and higher interest income from Ontario’s holdings of its own investments.

Chart 6 shows that the ratio of Interest (Adjusted)-to-Revenue (Adjusted) has fallen for Ontario over the period between 2021–22 to 2025–26, from a high of 6.8 per cent in 2021–22 to the current level of 6.0 per cent. The increase from 5.6 per cent in 2024–25 to 6.0 per cent in 2025–26 is due to the increase in interest expense resulting from higher total debt outstanding and slightly lower revenue.

Financial Statement Discussion and Analysis, 2025–2026	21

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 4

	2025–26 Actual	% of Total	2024–25 Actual	% of Total	Variance Increase (Decrease)

Cash and cash equivalents	32.2	22.2%	33.9	23.5%	(1.6)

Portfolio investments	31.9	22.0%	32.3	22.4%	(0.4)

Accounts receivable	20.7	14.3%	22.8	15.8%	(2.2)

Loans receivable	13.4	9.3%	12.1	8.4%	1.4

Derivative assets	5.2	3.6%	6.1	4.2%	(0.9)

Other assets	1.4	1.0%	1.0	0.7%	0.4

Investment in Government Business Enterprises	40.1	27.7%	36.0	25.0%	4.1

Total Financial Assets	144.9	100.0%	144.2	100%	0.7
Note: Numbers may not add due to rounding.

Financial assets consist of items that include cash and cash equivalents and portfolio investments that are available to the government to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including derivative assets and investment in GBEs.

Total financial assets increased by $0.7 billion in 2025–26 over the prior fiscal year (see Table 4). The increase was attributable to a:

●	$4.1 billion increase in investment in GBEs, mainly due to a net income increase from OPG and capital contribution from the Province to OPG; and

●	$1.4 billion increase in loans receivable, mainly due to increased loans to students, municipalities, and other public sector entities.

These increases in 2025–26 are partially offset by:

●	$2.2 billion decrease in accounts receivable, mainly due to decrease in Harmonized Sales Tax, Personal Income Tax, and Corporate Tax receivables;

●	$1.6 billion decrease in cash and cash equivalents, mainly due to higher cash applied to operating, capital and investing transactions than the cash provided by the financing transactions; and

●	$0.9 billion decrease in derivative assets, mainly driven by the year-end revaluation of existing contracts.

22	Financial Statement Discussion and Analysis, 2025–2026

Chart 7 shows the recent trends in financial assets for the government.

The level of financial assets, including cash, accounts receivable and portfolio investments tends to be more variable, since these assets year-over-year often reflect specific circumstances at the fiscal year-end, such as pre-borrowing for the following period’s needs.

Total investment in GBEs has increased relatively steadily since 2021–22. The net increases were mainly due to the increases in net assets in GBEs, including OPG net income and investment earnings from the Ontario Nuclear Funds for nuclear waste management and decommissioning. The increase in 2025–26 is slightly higher than before due to capital contribution in OPG from the Province.

Financial Statement Discussion and Analysis, 2025–2026	23

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets, which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the government and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, transit systems, as well as the assets of hospitals, school boards, colleges, children’s aid societies, and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in Ontario’s Consolidated Statement of Financial Position as an investment in GBEs under financial assets.

The reported net book value of Ontario’s tangible capital assets was $194.5 billion in 2025–26, increasing by $16.7 billion, or 9.4 per cent over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $86.6 billion in aggregate. The total on the Consolidated Statement of Financial Position also includes assets under construction, some of which are being built using the public private partnership (P3) model, in which the private sector finances the assets during construction. The impacts of P3s on liabilities are discussed in the Other Long-term Financing section.

Growth in the net book value of capital assets has averaged 8.3 per cent annually over the period between 2021–22 and 2025–26. Most of the growth has been in new and rehabilitated buildings and transportation infrastructure including provincial highways and bridges, and the transit network owned by Metrolinx, an agency of the government.

24	Financial Statement Discussion and Analysis, 2025–2026

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

Financial Statement Discussion and Analysis, 2025–2026	25

Infrastructure expenditures

Ontario’s infrastructure spending in 2025–26 was $31.1 billion (see Table 5). This includes $25.6 billion invested in assets owned by the government and its consolidated entities as discussed in the Tangible Capital Assets section, and $5.5 billion provided for capital investment to non-consolidated partners such as universities and municipalities, as well as other infrastructure expenditures.

Total infrastructure spending in 2025–26 was $1.9 billion higher than the previous year, driven by increased expenditures in the Health and Other sectors, including increased spending in hospital infrastructure and investments in municipal infrastructure programs, partially offset by lower spending in the Education and Postsecondary education sectors.

Infrastructure expenditure spending was below the $35.0 billion forecast in the 2025 Budget, mainly due to lower expenditures in the Education, Postsecondary education, and Other sectors, primarily due to revised project timelines. This lower spending was partially offset by higher spending on Transportation and transit, and hospital projects.

Infrastructure expenditures, 2025–26 ($ Billions)				Table 5

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures	2025 Budget Total Infrastructure Expenditures

Transportation and transit	14.3	1.2	15.5	15.3

Health	5.5	0.5	6.0	5.2

Education	3.6	0.2	3.8	4.2

Postsecondary education	0.6	0.2	0.8	0.9

Other sectors[3]	1.7	3.3	5.0	9.4

Totals[4,5]	25.6	5.5	31.1	35.0

 [1]  Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

 [2]  Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

 [3]  Includes social and justice sectors, high-speed internet, government administration, natural resources, and the culture and tourism industries.

 [4]  Includes other partner funding, which refers to third-party investments primarily in consolidated entities such as hospitals, colleges, school boards and children’s aid societies.

 [5]  Includes federal and municipal contributions to provincial infrastructure investments.

 Note: Numbers may not add due to rounding.

26	Financial Statement Discussion and Analysis, 2025–2026

Liabilities

Ontario’s liabilities consist of debt and other financial obligations, such as accounts payable and the estimated cost of future payments, including pensions and other employee future benefits liability (see Table 6).

Liabilities ($Billions)					Table 6

	2025–26 Actual	% of Total	2024–25 Actual	% of Total	Variance Increase (Decrease)

Accounts payable and accrued liabilities	44.7	7.5%	44.9	7.9%	(0.2)

Debt	494.4	82.4%	462.0	80.9%	32.3

Other long-term financing	18.4	3.1%	19.2	3.4%	(0.8)

Deferred revenue and capital contributions	15.6	2.6%	16.7	2.9%	(1.1)

Pensions and other employee future benefits liability	13.7	2.3%	13.7	2.4%	–

Derivative liabilities	3.6	0.6%	5.2	0.9%	(1.6)

Other liabilities	9.5	1.6%	9.4	1.6%	0.1

Total Liabilities	599.9	100.0%	571.2	100.0%	28.7

Note: Numbers may not add due to rounding.

Debt

Debt makes up the largest share of liabilities. From 2024–25 to 2025–26, debt increased by $32.3 billion to $494.4 billion at fiscal year-end, primarily to finance the deficit and investment in infrastructure to support critical public services such as health care, education, transportation and transit.

Table 7 summarizes the government’s financing in 2025–26.

Use of new financing by Ontario, 2025–26 ($ Billions)	Table 7

Operating deficit and other transactions[1]	6.4

Investment in capital assets owned by the government and its consolidated organizations, including hospitals, school boards, colleges and children’s aid societies[2]	22.6

Decrease in the government’s cash and investments funded by cash holdings[3]	(1.0)

28.0

Decrease in other long-term financing, tangible capital assets financed by public private partnership (P3)[4]	4.3

Net new financing	32.3

 [1]  An operating deficit of $13.0 billion net of a $6.6 billion increase in cash from changes to assets and liabilities related to other operating transactions. See the Consolidated Statement of Cash Flow.

 [2]  New Tangible Capital Asset investments of $22.9 billion, less proceeds of $0.3 billion from the sale of tangible capital assets.

 [3]  $0.4 billion increase in cash due to investment retirements in excess of purchases; $1.6 billion spending of cash reserve; net of $1.0 billion capital injection to Ontario Power Generation.

 [4]  Including $3.6 billion net increase in financing of capital projects through P3 and $0.7 billion net increase from changes to derivative assets and liabilities.

 Note: Numbers may not add due to rounding.

The government completed an annual borrowing program of $58.6 billion in 2025–26, compared to the $49.5 billion borrowed in 2024–25.

Financial Statement Discussion and Analysis, 2025–2026	27

Other long-term financing

This category includes obligations to finance construction of public assets including those procured through the P3 model and total debt of BPS. All assets that are owned by the Ontario government and its consolidated entities, and the associated financing liabilities, are reflected on Ontario’s Consolidated Statement of Financial Position during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues, derivative liabilities, and other liabilities.

Chart 9 shows the recent trends in liabilities for Ontario. This trend over the period between 2021–22 and 2025–26 shows public debt rising, mainly to fund capital investments and the annual deficits. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at the fiscal year-end, such as accrued liabilities for goods and services.

28	Financial Statement Discussion and Analysis, 2025–2026

Risks and risk management

Ontario’s financial results and financial reporting are subject to various risks and uncertainties over which the provincial government may have limited or no control.

A majority of Ontario’s taxation revenue is administered and collected by the federal government through various tax collection agreements. Actual tax assessments from the CRA for the current tax year and prior years are provided to the Ontario Ministry of Finance well after the tax year has ended. In the absence of actual tax data from the federal government, the Ministry of Finance uses economic driven models to produce the forecasts for federally administered taxes. Ontario manages risks to the revenue forecast by consulting with private-sector economists to inform the government’s planning assumptions. For prudent fiscal planning, the Ontario Ministry of Finance’s GDP growth projections are typically set slightly below the average private-sector forecast. Ontario’s revenues rely heavily on the level and pace of economic activity in the province.

The ongoing monitoring of revenues allows the government to assess potential risks to its finances. Collaboration with the CRA, which administers approximately 80 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario continues to explore ways to enhance its tax revenue forecasting and monitoring.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less significant to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, federal transfers are subject to federal policy changes, while GBE net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement of uncertainty.

Additionally, given the current pace of change and the interconnected nature of the external and emerging risk environment, the Province needs to consider potential threats and opportunities as it sets priorities. Rapidly evolving technologies, such as artificial intelligence, combined with geopolitical and macroeconomic uncertainty (e.g., tariffs and trade), can introduce new risks or amplify existing risks for the government such as risks tied to cyber security, infrastructure, supply chain management, operational resilience and workforce capacity, which require coordinated and targeted responses and mitigation to support the government’s ability to achieve its priorities.

Financial Statement Discussion and Analysis, 2025–2026	29

Other risk management tools the government utilized include contingency funds to address risks that materialized. In the 2025 Budget, the government committed a total of $3.0 billion ($2.8 billion for operating and $0.2 billion for capital) for the standard contingency fund. After the release of the 2025 Budget, an additional top-up of $2.0 billion to the standard contingency fund was made to support the implementation of initiatives announced as part of the 2025 Ontario Economic Outlook and Fiscal Review. Funds from the standard contingency fund were used to address pressure or support initiatives such as:

●	Investing in home care services and to expand and sustain the Hospital to Home program

●	Higher demand for social assistance programs;

●	Investments in essential service delivery, including courts, coroner and forensic pathology services, and the Fire Protection Grant;

●	Ice Storm Financial Assistance for Municipalities, Small Businesses, Small Farms and Not-for-Profit Organizations;

●	Requirements for wildfire management and suppression activities for the 2025 fire season, which saw a 300 per cent increase in hectares burned compared to the 10-year average;

●	Introduction of the Road Safety Initiatives Fund, to support traffic-calming measures in school zones and community safety zones that previously deployed municipal speed cameras;

As required under the Fiscal Sustainability, Transparency and Accountability Act, 2019, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the government’s fiscal performance. The 2025 Budget included a $2.0 billion reserve for 2025–26. Excluding this reserve, the projected deficit for 2025–26 in the 2025 Budget was $12.6 billion.

Provisions for losses that are likely to occur as a result of contingent liabilities, such as ongoing litigation and land claims, and that can be reasonably estimated, are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the government’s risk management strategies, which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in the Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board (PSAB) can have an impact on Ontario’s budgets, estimates and actual results. The Office of the Comptroller General, Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

30	Financial Statement Discussion and Analysis, 2025–2026

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position is used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the Ontario government’s finances. The ratio and level of each over the past five fiscal years are outlined in Table 8.

Key Financial Ratios						Table 8
For the fiscal year ended March 31
		2021–22	2022–23	2023–24	2024–25	2025–26
Sustainability	Net Debt-to-GDP (%)	39.5%	37.5%	36.0%	35.7%	36.5%
	Net Debt-to-Revenue (Adjusted) (%)	206.8%	207.3%	199.0%	192.2%	205.7%
	Net Debt per Capita ($)	$25,794	$26,380	$26,212	$26,451	$27,985
Flexibility	Interest (Adjusted)-to-Revenue (Adjusted) (%)	6.8%	6.4%	5.5%	5.6%	6.0%
	Own-Source Revenue (Adjusted) to GDP (%)	15.9%	15.2%	15.1%	15.5%	14.6%
Vulnerability	Federal Transfers to Revenue (Adjusted) (%)	16.5%	16.2%	16.7%	16.5%	17.7%
	Foreign Currency Debt to Total Debt (%)	16.1%	14.0%	12.9%	14.5%	17.8%
	Unhedged Foreign Currency Debt (%)	0.1%	0.1%	0.1%	0.1%	0.1%

Notes:

1)  Beginning in 2020–21, Ontario is presenting public debt less of any investments in its own bonds and treasury bills.

2)  The forecasts of net debt and related ratios in the annual Budget are based on a calculation that includes the reserve.

3)  Actual results for 2024–25 and the Budget are restated to eliminate inter-entity revenue and expense balances on Employer Health Tax. See Note 17 to the Consolidated Financial Statements.

4)  “Revenue (Adjusted)” represents Total Revenue less Interest and Investment Income. “Interest (Adjusted)” represents Interest and Other Debt Servicing Charges net of Interest and Investment Income.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2026, released by the Ontario Ministry of Finance. Population estimates are from Statistics Canada.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of Ontario’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of Net Debt-to-GDP generally indicates higher sustainability.

The government’s Net Debt-to-GDP ratio was 36.5 per cent at the end of fiscal year 2025–26, lower than the 37.9 per cent forecast in the 2025 Budget. As shown in Table 8, this ratio has increased by 0.8 percentage points over the prior year, largely due to net debt increasing at a faster rate than GDP.

The ratio of Net Debt-to-Revenue (Adjusted) is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower Net Debt-to-Revenue (Adjusted) ratio generally indicates higher sustainability. This ratio was 205.7 per cent at the end of fiscal year 2025–26, lower than the 211.4 per cent forecast in the 2025 Budget. The ratio increased by 13.5 percentage points from the prior year primarily due to higher net debt.

Financial Statement Discussion and Analysis, 2025–2026	31

Measures of flexibility

The ratio of Interest (Adjusted)-to-Revenue (Adjusted) shows the share of provincial revenue that is being used to pay interest and other debt servicing charges. Revenue (Adjusted) is calculated as total revenue net of interest and investment income. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 6.8 per cent in 2021–22 to the current level of 6.0 per cent.

Own-Source Revenue (Adjusted) as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility.

Measures of vulnerability

Transfers from the federal government as a percentage of Revenue (Adjusted) is an indicator of the degree to which Ontario relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers, and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers, including direct transfers to the BPS is 17.7 per cent in 2025–26. This is slightly higher than shares observed in recent years.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the government will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the government to consistently limit its exposure to foreign currency fluctuations to 0.1 per cent of debt issued for provincial purposes in 2021–22, remaining unchanged from 2022–23 to 2025–26.

32	Financial Statement Discussion and Analysis, 2025–2026

Fiscal Management

Use of taxpayer dollars

To support long-term economic growth and sustainable public finances, the government remains committed to ensuring taxpayer dollars are managed appropriately. This includes an emphasis on evidence-based decision-making and performance measurement to identify opportunities for modernization and to improve the effectiveness and efficiency of public programs and services.

To further support this approach, the government continues to advance an outcomes management strategy to promote greater alignment between performance measurement and strategic objectives across the public sector. This work aims to strengthen accountability, inform decision-making, and support the delivery of effective and efficient programs and services while maintaining fiscal sustainability.

The Audit and Accountability Committee (AAC) plays an important role in supporting the government’s efforts to ensure the effectiveness and efficiency of operations, and sound stewardship of public funds through effective risk management, governance and internal control practices. The AAC supports enhanced governance by providing input and direction to ensure internal audit services continue to align with emerging risks and government priorities, based on independent strategic advice provided by the Ontario Internal Audit Committee (OIAC), an advisory audit committee of the AAC.

Financial Statement Discussion and Analysis, 2025–2026	33

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of Ontario government spending and the related activities in these sectors.

Health sector

Ontario’s health care system is connecting Ontarians to the care they need, when and where they need it during all stages of life. Ontario is building a patient-centred, equitable, results-driven, and sustainable public health care system in Ontario.

Results reported in 2025–26 include, but are not limited to:

●

Creating the Primary Care Act, 2025, that received Royal Assent on June 5, 2025, making Ontario the first jurisdiction in Canada to establish a legislative framework for its publicly funded primary care system.

●	Connecting more than 340,000 people to primary care in 2025–26.

●	Expanding five primary care teams led by Francophone providers and 13 new or expanded Indigenous Primary Health Care Organizations, with more to be funded in 2026–2027.

●

Launching a competitive procurement process to support the creation of a new provincewide Primary Care Medical Record system that will securely integrate patient records, reduce paperwork for primary care providers and support the quality and continuity of care for patients.

●

Opening the new Northpine Diagnostic Imaging Department at Scarborough Health Network’s General Hospital in April 2025, expanding access to diagnostic imaging services and helping more people receive care closer to home.

●

Launching the Funding Accelerated for Specific Treatments (FAST) program, making Ontario the first jurisdiction in Canada to fast-track access to new cancer drugs and helping connect patients to life-saving cancer treatments sooner.

●

Introducing new measures in June 2025 to enable qualified U.S.-licensed physicians and nurses to begin practising in Ontario more quickly, helping strengthen the province’s health-care workforce and connect more people to care.

●

Opening 28 Homelessness and Addiction Recovery Treatment (HART) Hubs across Ontario to connect people to mental health and addictions services and supports, as well as social services, employment support, and supportive housing.

●

Expanding access to community-based mental health services for youth through the opening of four new Youth Wellness Hubs, helping young people connect to integrated mental health, addictions and wellness supports closer to home.

●

Continuing to expand long-term care capacity by starting construction on 25 homes, which will add 3,027 new beds and redevelop 1,497 existing beds, and opening 23 newly completed homes that delivered 2,108 new beds and 1,150 redeveloped beds.

34	Financial Statement Discussion and Analysis, 2025–2026

●	Launching a new Capital Funding Program to provide long-term care operators with additional flexibility and support for the construction and redevelopment of long-term care homes.

●

Continuing investments in long-term care staffing to maintain long-term care system level average targets of four hours of care for residents, along with 36 minutes of care from allied health professionals.

●

Strengthening workforce capacity through increasing nursing education investments to support the training of approximately 2,200 additional nurse practitioners, registered nurses, and registered practical nurses, as well as expanding skin and wound care training for up to 1,100 long-term care staff.

●

Enhancing access to long-term care services and resident-centred supports through the launch of the Community Access to Long-Term Care program at three sites and the expansion of culturally, linguistically, and religiously appropriate care to residents in 32 additional long-term care homes.

Education sector

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, and ensuring that young people develop in-demand skills that can be applied to the labour market. The government is committed to ensuring Ontario continues to have a leading education system, both in English and French, that focuses on important foundational skills like reading, writing and math.

Results reported in 2025–26 include:

●	Continuing to modernize curriculum to ensure students have foundational skills in reading, writing, and STEM to better prepare them for the jobs of tomorrow. This includes:

●	A new kindergarten curriculum, with a focus on foundational skills in literacy and STEM.

●	New mandatory curriculum content in grades 7, 8, and 10 about the experiences, history, and contributions of Black Canadians, the Holocaust, and the Holodomor famine in Ukraine.

●	A financial literacy graduation requirement that students must complete to earn their Ontario Secondary School Diploma.

●

Continuing to develop and implement policies and programs that support students in their education and career/life planning, including job skills programs such as Dual Credits and Specialist High Skills Major.

●	Establishing Student and Family Support Offices, providing parents and guardians with a clear and effective way to get help with their child’s education and find solutions faster.

●	Improving access to child care with 532,525 licensed child care spaces for children aged 0 to 12, an increase of 16,070 more spaces since March 31, 2024.

Financial Statement Discussion and Analysis, 2025–2026	35

Postsecondary education sector

Ontario’s postsecondary system prepares students and job seekers with the high-quality education, skills and opportunities needed to get good jobs and provides Ontario’s employers with the skilled workforce and talent they need to thrive, prosper and strengthen our economy.

Results reported in 2025–26 include:

●	The postsecondary education attainment rate in 2025–26 is approximately 75 per cent, consistent with 2024–25.

●	Providing financial assistance through the Ontario Student Assistance Program to approximately 530,000 full-time students in the 2025–26 fiscal year.

●	Supporting 9,700 students through the Ontario Learn and Stay Grant with over $78 million in grant funding issued in the 2025–26 academic year to date.

●

Announced 357 research projects for ground-breaking work at leading research institutes and organizations across the province, including at colleges, universities, and research hospitals, through the Ontario Research Fund and Early Researcher Awards.

●	Supporting the training of more doctors with an expansion of 340 undergraduate seats and 551 postgraduate positions in medical schools by 2033.

●	Supporting the delivery of nursing education through the ongoing expansion of 3,000 additional enrolment spaces in Practical Nursing and Bachelor of Science in Nursing programs.

●

Supporting commercialization through Intellectual Property Ontario (IPON), which onboarded over 600 new small-medium enterprise clients in 2025–26, totalling more than 1,400 clients by the end of March 2026.

●

Supporting about 6,500 high-quality research internships through Mitacs, an organization that builds research partnerships between postsecondary institutions and industry, with $32.4 million over three years.

Children’s and social services sector

The Ministry of Children, Community and Social Services funds, designs and delivers programs and services, working with community partners, to protect and support people in Ontario during times of need. The Ministry works to improve outcomes for children, youth, families and individuals who need support, and advance social and economic opportunities for women across Ontario.

Results reported in 2025–26 include:

●

Exempting the Canada Disability Benefit as income, to strengthen social assistance and ensure recipients of the Ontario Disability Support Program, Ontario Works and the Assistance for Children with Severe Disabilities program can receive the federal benefit without a reduction in their provincial social assistance payments or entitlements.

36	Financial Statement Discussion and Analysis, 2025–2026

●

Continuing to support children with autism and their families by enrolling thousands of children and youth into the Ontario Autism Program, including core clinical services, foundational family services, urgent response services, caregiver-mediated early years and entry to school programs for young children.

●

Supporting the construction of the new Children’s Hospital of Eastern Ontario’s Integrated Treatment Centre, a modern, fully accessible children’s treatment centre that will deliver enhanced care to more than 13,700 children and youth with special needs and their families across eastern Ontario upon its opening in 2028.

●

Investing in the new Women’s Economic Leadership and Legacy Fund to help more women access jobs and leadership opportunities, while helping survivors of human trafficking access education, training and employment pathways and supporting women’s leadership in high-demand sectors, through 12 new projects in its first year.

●

Introducing legislative changes to strengthen protections for children in private and international adoptions through enhanced oversight, stronger enforcement tools and improved safeguards to prevent bad actors from entering the system.

●

Renewing Ontario’s Anti-Human Trafficking Strategy, which has trained more than 1,000 front-line workers, supported tens of thousands of survivors, as well as children who were being or at risk of being trafficked, leading to hundreds of charges and arrests since 2020.

●

Launching a new Children at Risk of Exploitation (CARE) Unit in Kenora to strengthen efforts to protect children and youth from sex trafficking and support survivors by bringing together child protection workers, police officers and Indigenous liaisons to identify and support children and youth at risk of exploitation, connect them to services, and help hold offenders accountable.

●

Strengthening supports for survivors of gender-based violence through investments in shelter spaces and enhancing the Family Court Support Worker program by improving access to emergency shelters across Ontario and helping victims navigate the family court system.

●

Continuing to support the Student Nutrition Program and the First Nations Student Nutrition Program by delivering more than 140 million healthy meals and snacks to over 800,000 students in 2025–26, including more than 1 million provided to students in Indigenous communities.

Financial Statement Discussion and Analysis, 2025–2026	37

Justice sector

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, provision of legal services and supports to victims and vulnerable persons, as well as administering the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2025–26 include:

●

Continuing to address long-standing challenges in Ontario’s justice system through digital initiatives to improve access to justice across Ontario, including rural, Northern and First Nation communities. This includes:

●

Launching the first phase of the Ontario Courts Public Portal initiative in Toronto, enabling users to file court documents, access case information, pay fees and receive court decisions through a fully integrated online platform;

●	Extending the availability of video and audio court hearings across the province, with 250 courtrooms now equipped with technology to enable hybrid hearings.

●	Helping the courts keep pace with a growing number of complex cases by increasing the capacity to hear cases, including appointing 45 new judges to the Ontario Court of Justice.

●	Maintaining and improving courthouse security with upgrades such as security surveillance systems, single points of entry and card access systems at courthouses across the province.

●

Opening the expanded London Justice Centre to increase access to justice for at-risk young adults. The justice centre combines enforcement and prosecution efforts with prevention and intervention initiatives to effectively reduce violence and increase public safety in high-needs neighbourhoods.

●

Building safer communities through the Community Safety and Policing Grant, which is supporting 127 projects across Ontario to combat gun and gang violence, human trafficking, mental health and addictions, and hate-motivated crime-related policing challenges.

●

Strengthening the province’s public safety mandate by passing the Protect Ontario Through Safer Streets and Stronger Communities Act, 2025 and the Keeping Criminals Behind Bars Act, 2025 to enhance victim protections, combat auto theft, strengthen bail measures, increase offender accountability and improve animal welfare protections.

●	Modernizing and improving Ontario’s emergency communications through investments to help municipalities and emergency response centres transition to the Next Generation 9-1-1 system.

●

Protecting firefighters and communities through the Fire Protection Grant, which is supporting 380 municipal fire departments in cancer prevention initiatives and lithium-ion battery fire response, while advancing fire safety through Fire Code updates and provincewide public awareness campaigns.

38	Financial Statement Discussion and Analysis, 2025–2026

●	Improving safety at correctional facilities by expanding canine searches, which is resulting in contraband interceptions, including drugs and inmate-made weapons.

●	Expanding mental health supports for public safety personnel through employer-based programs and free online resources available.

Condition and capacity of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

●

The Province compiled its first infrastructure asset inventory in 2016 as a key step in managing provincial assets more effectively. The infrastructure asset inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets, including buildings and Ontario’s entire road and bridge network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the Ontario government.

●

The Province uses the infrastructure asset inventory to track, monitor and report on the physical condition of assets. For example, the infrastructure asset inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

●

Ontario has expanded its infrastructure asset data to include other relevant data and analysis, such as the current and projected capacity and utilization of assets. This integrated data provides a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

Financial Statement Discussion and Analysis, 2025–2026	39

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in its financial reporting. Throughout the fiscal year, the government provides regular updates on Ontario’s finances. The Annual Report and Consolidated Financial Statements, along with supplementary information, are central to demonstrating the government’s transparency and accountability in reporting its financial activities and its position at the end of the fiscal year.

Recent developments in public sector accounting standards

The Ontario government’s financial reports are prepared in accordance with the accounting standards for governments set by the Public Sector Accounting Board (PSAB) and contained in the Chartered Professional Accountants of Canada (CPA Canada) Public Sector Accounting Handbook.

As described in Note 1 to the Consolidated Financial Statements, future changes in both public-sector and private-sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in Ontario’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include projects on intangible assets, employee benefits, cloud computing arrangements, impairment of assets held for service potential, the government not-for-profit strategy, amendments to Section PS 2120, Accounting Changes, and annual improvement projects.

The C.D. Howe Institute Fiscal Accountability Report

Annually, the C.D. Howe Institute issues its commentary on the fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports, including the Public Accounts. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

In the 2025 report, Ontario had improved its grade.

At the time of the Auditor General opinion date for the 2025–26 Public Accounts, the 2026 Fiscal Accountability Report covering the Public Accounts of Ontario 2024–2025 had not been issued.

40	Financial Statement Discussion and Analysis, 2025–2026

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2025–2026	41

42	Consolidated Financial Statements, 2025–2026

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2026, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Operating Deficit, Remeasurement Gains and Losses and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2026, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated operating deficit, the consolidated remeasurement gains and losses and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key Audit Matters

Key audit matters are those matters that, in my professional judgment, were of most significance in my audit of the Consolidated Financial Statements of the Province of Ontario for the year ended March 31, 2026.

These matters were addressed in the context of my audit of the Consolidated Financial Statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

Consolidated Financial Statements, 2025–2026	43

The Key Audit Matters are as follows:

Key Audit Matters	Audit Work Performed
Personal Income Tax

Personal Income Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Personal Income Tax is the Province of Ontario’s largest revenue stream, providing approximately $57.0 billion (2025 – $55.7 billion) in revenue in 2025-26. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to personal income tax revenues.

Personal Income Tax revenue in a fiscal year is derived from the Ministry of Finance’s estimates of personal income taxes from two calendar years. For the fiscal year ended March 31, 2026, the Province of Ontario records nine months of revenue from the calendar year 2025 and the first three months of revenue from calendar year 2026.

Tax assessments for the 2025 calendar year will not be finalized until December 2026, and 2026 tax assessments will not be finalized until December 2027. This means precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ministry of Finance estimates these revenues based on the best information available.

Audit work to address this key audit matter included:

•

assessing the appropriateness of the method used to make the estimates;

•

performing a retrospective review to assess the accuracy of prior year estimates;

•

testing the completeness and accuracy of underlying data and management’s calculations;

•

evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

•

engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s personal income tax estimation model.

Corporations Tax

Corporations Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Corporations Tax is a large revenue stream, providing approximately $28.3 billion (2025 – $27.8 billion) in revenue in 2025-26. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to Corporations Tax revenue.

Corporations Tax revenue is based on tax returns assessed by the Canada Revenue Agency (CRA) up to June 30, 2026 and includes estimates of

Audit work to address this key audit matter included:

•

assessing the appropriateness of the method used to determine the Corporations Tax estimate;

•

performing a retroactive review to assess the accuracy of prior year estimates;

•

testing the completeness and accuracy of underlying data and management’s calculations;

•

developing a range estimate to compare to the Ministry of Finance’s estimate;

44	Consolidated Financial Statements, 2025–2026

corporate income tax from two calendar years. For the fiscal year ended March 31, 2026, the Province of Ontario records nine months of revenue from the calendar year 2025 and the first three months of revenue from calendar year 2026.

Corporations’ tax assessments for the 2025 calendar year will not be finalized until December 2026, and the 2026 tax assessments will not be finalized until December 2027. This means precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ontario Ministry of Finance estimates these revenues based on the best available information.

•

evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

•

engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s corporations tax model.

Pension and Other Employee Future Benefits

The Province of Ontario sponsors several pension plans, both as sole and joint sponsor. In addition, the Province reports in its Consolidated Financial Statements pension benefits for employees in the hospital and colleges sectors. The estimated plan assets and accrued benefit obligations of these plans exceed $13.7 billion (2025 – $13.7 billion). Information related to Pension and Other Employee Future Benefits is disclosed in notes 1d (Measurement Uncertainty) and 6 (Pensions and Other Employee Future Benefits).

The Province of Ontario relies on third-party actuarial specialists to estimate the accrued benefit obligation and other information for financial statement note disclosures. These calculations rely on management’s best estimate for significant economic and demographic assumptions.

Plan assets are valued at market-related value for funded plans. Market-related value is based on the fair value of plan assets reported in the pension plans’ financial statements over the last five years. Where observable market data is not available for investments, fair value estimates requiring significant management judgment are used.

Audit work to address this key audit matter included:

•

assessing pension plan auditors’ work over the reliability of the market-related value of plan assets used in the estimates, as well as their work over the plan member data provided by management to an actuarial expert for preparing the estimate of pension obligations;

•

assessing the qualifications of management’s actuarial experts;

•

obtaining an understanding of the assumptions and methods used by these experts in determining the accrued benefit obligation for pension benefits and the appropriateness of the assumptions and methods used and testing the underlying employee data used in the valuation of the accrued benefit obligation; and

•

working with an independent actuarial expert to assess management’s significant economic and demographic assumptions.

Consolidated Financial Statements, 2025–2026	45

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2025-26 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal controls as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

46	Consolidated Financial Statements, 2025–2026

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions could cause the Province of Ontario to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, I determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Shelley Spence
Toronto, Ontario	Shelley Spence, FCPA, FCA, LPA
August 28, 2026	Auditor General

Consolidated Financial Statements, 2025–2026	47

48	Consolidated Financial Statements, 2025–2026

Province of Ontario Consolidated Statement of Operations

For the year ended March 31 ($ Millions)	2025–26 Budget[1]	2025–26 Actual	2024–25 Restated Actual (Note 17)

Revenue (Schedules 1 and 2)

Personal Income Tax	57,811	57,002	55,701

Sales Tax	40,073	39,317	39,363

Corporations Tax	25,980	28,278	27,757

Employer Health Tax	8,203	8,335	7,845

Education Property Tax	5,853	5,982	5,887

Ontario Health Premium	5,366	5,158	5,221

Gasoline and Fuel Taxes	2,186	2,263	2,233

Other Taxes	6,967	6,676	6,294

Total Taxation	152,439	153,011	150,301

Transfers from Government of Canada	38,846	39,116	36,633

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	10,852	11,953	14,710

Income from Investment in Government Business Enterprises (Schedule 9)	6,317	7,719	7,465

Interest and Investment Income	1,953	2,148	2,786

Other	8,217	9,383	13,050

Total Revenue	218,624	223,330	224,945

Expense (Schedules 3 and 4)

Health	90,630	97,497	90,913

Education[2]	42,220	42,311	39,520

Children’s and Social Services	20,340	21,387	20,526

Interest and Other Debt Servicing Charges	16,198	15,451	15,122

Postsecondary Education	12,927	13,938	14,102

Justice	6,665	7,223	7,081

Other Programs	42,254	38,529	38,771

Total Expenses	231,234	236,336	226,035

Reserve	2,000	–	–

Annual Deficit	(14,610)	(13,006)	(1,090)
[1]	Amounts reported as “Plan” in 2025 Budget have been reclassified. See Note 17.
[2]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

 See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2025–2026	49

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2026	2025

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	44,733	44,927

Debt (Note 2)	494,376	462,044

Other Long-Term Financing (Note 4)	18,356	19,196

Deferred Revenue and Capital Contributions (Note 5)	15,627	16,741

Pension and Other Employee Future Benefits (Note 6)	13,693	13,736

Derivative Liabilities (Note 3)	3,628	5,224

Other Liabilities (Note 7)	9,513	9,369

Total Liabilities	599,926	571,237

Financial Assets

Cash and Cash Equivalents	32,244	33,868

Portfolio Investments (Note 8)	31,896	32,301

Accounts Receivable (Note 10 and Schedule 6)	20,655	22,893

Loans Receivable (Schedule 7)	13,422	12,065

Derivative Assets (Note 3)	5,215	6,090

Other Assets	1,390	971

Investment in Government Business Enterprises (Schedule 9)	40,111	35,999

Total Financial Assets	144,933	144,187

Net Debt	(454,993)	(427,050)

Non-Financial Assets

Tangible Capital Assets (Note 9)	194,486	177,766

Prepaid Expenses and Other Non-Financial Assets (Schedule 11)	2,490	2,224

Total Non-Financial Assets	196,976	179,990

Accumulated Deficit	(258,017)	(247,060)

Accumulated Deficit is Comprised of:

Accumulated Operating Deficit	(261,907)	(249,226)

Accumulated Remeasurement Gains	3,890	2,166

	(258,017)	(247,060)

 For additional information, see Contingent Liabilities (Note 11), Contractual Obligations (Note 12.a), and Contractual Rights (Note 12.b).

 See accompanying Notes and Schedules to the Consolidated Financial Statements.

50	Consolidated Financial Statements, 2025–2026

Province of Ontario Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2025–26 Budget	2025–26 Actual	2024–25 Actual

Annual Deficit	(14,610)	(13,006)	(1,090)

Acquisition of Tangible Capital Assets (Note 9)	(27,103)	(25,700)	(24,545)

Amortization of Tangible Capital Assets (Note 9)	9,080	8,883	8,347

Proceeds on Sale of Tangible Capital Assets	–	254	138

Losses on Sale of Tangible Capital Assets	–	44	20

Tangible Capital Assets Cost Change Relating to Revaluation of Asset Retirement Obligations (Note 9)	–	(201)	(95)

Increase in Prepaid Expenses and Other Non-Financial Assets	–	(266)	(195)

	(18,023)	(16,986)	(16,330)

Contribution Deficit – Ontario Power Generation (Schedule 9)	–	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	–	327	348

Increase in Net Debt Excluding Net Remeasurement Gains/(Losses)	(32,633)	(29,667)	(17,074)

Net Remeasurement Gains/(Losses)	–	1,724	(215)

Increase in Net Debt	(32,633)	(27,943)	(17,289)

Net Debt at Beginning of Year	(428,120)	(427,050)	(409,761)

Net Debt at End of Year	(460,753)	(454,993)	(427,050)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2025–2026	51

Province of Ontario Consolidated Statement of Change in Accumulated Operating Deficit

For the year ended March 31 ($ Millions)	2025–26	2024–25

Accumulated Operating Deficit at Beginning of Year	(249,226)	(248,482)

Annual Deficit	(13,006)	(1,090)

Contribution Deficit – Ontario Power Generation (Schedule 9)	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	327	348

Accumulated Operating Deficit at End of Year	(261,907)	(249,226)

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Province of Ontario Consolidated Statement of Remeasurement Gains and Losses

For the year ended March 31 ($ Millions)	2025–26	2024–25

Accumulated Remeasurement Gains at Beginning of Year	2,166	2,381

Unrealized Gains/(Losses) Attributable to:

Foreign Exchange	374	(2,450)

Derivatives	751	1,863

Portfolio Investments	120	85

Other Comprehensive (Loss)/Income from Government Business Enterprises[1] (Schedule 9)	(131)	115

Increase in Fair Value of Ontario Nuclear Funds[1] (Note 16)	535	195

Reclassified to Consolidated Statement of Operations:

Foreign Exchange	(21)	178

Derivatives	103	(182)

Portfolio Investments	(7)	(19)

Net Remeasurement Gains/(Losses) for the Year[1]	1,724	(215)

Accumulated Remeasurement Gains at End of Year	3,890	2,166

[1]

Net remeasurement gains include $1,320 million remeasurement gains for non-GBE government reporting entities (2024–25, $525 million remeasurement losses), and $404 million remeasurement gains for GBEs (related to other comprehensive income from GBEs and net change in fair value of Ontario nuclear funds) (2024–25, $310 million gains).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

52	Consolidated Financial Statements, 2025–2026

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2025–26	2024–25

Operating Transactions

Annual Deficit	(13,006)	(1,090)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	8,883	8,347

Losses on Sale of Tangible Capital Assets	44	20

Contributed Tangible Capital Assets	(6)	(1)

Non-Cash Tangible Capital Assets Funded by Assets Swap	–	(4)

Income from Investment in Government Business Enterprises (Schedule 9)	(7,719)	(7,465)

In-Year Remeasurement Gains/(Losses) for Non-Government Business Enterprise Entities	1,320	(525)

Deferred Losses Adjustment from Government Business Enterprises (Schedule 9)	(3)	(3)

Cash Items

Decrease in Accounts Receivable (Schedule 6)	2,238	1,447

Increase in Loans Receivable (Schedule 7)	(1,357)	(213)

Decrease in Accounts Payable and Accrued Liabilities (Schedule 5)	(194)	(4,015)

Decrease in Liability for Pensions and Other Employee Future Benefits (Note 6)	(43)	(47)

Decrease in Other Liabilities	(125)	(145)

Decrease in Deferred Revenue and Capital Contributions (Note 5)	(1,114)	(702)

Remittances from Investment in Government Business Enterprises (Schedule 9)	5,339	5,292

Increase in Prepaid Expenses and Other Non-Financial Assets (Schedule 11)	(266)	(195)

(Increase)/Decrease in Other Assets	(419)	91

Cash (Applied to)/Provided by Operating Transactions	(6,428)	792

Capital Transactions

Acquisition of Tangible Capital Assets	(22,875)	(23,209)

Proceeds from Sale of Tangible Capital Assets	254	138

Cash Applied to Capital Transactions	(22,621)	(23,071)

Investing Transactions

Portfolio Investments Purchased	(334,007)	(263,312)

Portfolio Investments Retired	334,412	256,930

Capital Contribution to Ontario Power Generation (Schedule 9)	(1,000)	–

Cash Applied to Investing Transactions	(595)	(6,382)

Financing Transactions

Long-Term Debt Issued	58,283	53,575

Long-Term Debt Retired	(31,794)	(33,130)

(Increase)/Decrease in Unamortized Discounts, Premiums and Commissions for Long-Term Debt (Note 2)	(275)	181

Increase in Short-Term Debt	6,118	3,785

Decrease in Other Long-Term Financing	(3,591)	(125)

Decrease in Derivative Liabilities (Note 3)	(1,596)	(1,657)

Decrease/(Increase) in Derivative Assets (Note 3)	875	(1,559)

Cash Provided by Financing Transactions	28,020	21,070

Net Decrease in Cash and Cash Equivalents	(1,624)	(7,591)

Cash and Cash Equivalents at Beginning of Year	33,868	41,459

Cash and Cash Equivalents at End of Year	32,244	33,868

Cash	16,948	16,525

Cash Equivalents	15,296	17,343

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2025–2026	53

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of Accounting

The Consolidated Financial Statements are prepared by the government of the Province of Ontario (the Province) in accordance with the public sector accounting standards for governments recommended by the Canadian Public Sector Accounting Board.

(b) Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government Business Enterprises (GBEs), broader public sector (BPS) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated once the organizations meet and are reasonably expected to maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c) Principles of Consolidation

BPS organizations and other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues, expenses, and remeasurement gains and losses of the Province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the fiscal year end and accounting policies of the Province, and to eliminate significant interorganizational accounts and transactions.

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. The combined net assets of GBEs are included as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position. Their net income is shown as a separate item, Income from Investment in Government Business Enterprises on the Consolidated Statement of Operations. Their other comprehensive income and the unrealized gains and losses arising from fair value change in Ontario Nuclear Funds are included in the Consolidated Statement of Remeasurement Gains and Losses. Less than wholly-owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

54	Consolidated Financial Statements, 2025–2026

(d) Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty.

Measurement uncertainty that is material to these financial statements exists in the estimation of Personal Income Tax (PIT), Sales Tax revenues, and Corporations Tax; the valuation of the Canada Health Transfer and Canada Social Transfer; the valuation of pensions and other employee future benefits obligations; the valuation of derivatives; the estimation of liabilities for contingent liabilities including estimates for contaminated sites, asset retirement obligations, Aboriginal treaty rights and land claim settlements; other liabilities; net book value of tangible capital assets; and the tobacco settlement.

The PIT revenue estimate of $57.0 billion (2024–25, $55.7 billion, see Schedule 1) may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Sales Tax revenues of $39.3 billion (2024–25, $39.4 billion, see Schedule 1) is also subject to uncertainty for similar reasons.

The Corporations Tax revenue estimate of $28.3 billion (2024–25, $27.8 billion, see Schedule 1) is based on amounts of tax assessed to June 30, 2026. Final amounts of taxes assessed may differ materially from these estimates. The methodology of calculating Corporations Tax is back-tested and the estimate is revised as necessary.

The estimation of the Canada Health Transfer of $21.4 billion (2024–25, $20.4 billion, see Schedule 1) and Canada Social Transfer of $6.8 billion (2024–25, $6.6 billion, see Schedule 1), is subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide population.

Pension and other employee future benefits liability of $13.7 billion (2024–25, $13.7 billion, see Note 6), is subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results. For example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

Derivative instrument fair values of $5.2 billion in assets (2024–25, $6.1 billion, see Note 3) and $3.6 billion in liabilities (2024–25, $5.2 billion, see Note 3) are subject to measurement uncertainty due to variances between projected and actual market performance and economic conditions. The fair value of financial instruments is determined by valuation techniques discussed in the Financial Instruments Fair Value Hierarchy section in Note 3.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $2.8 billion (2024–25, $2.6 billion, see Note 7). The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors, including insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements) and the challenges of remote locations and unique contaminations.

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There is measurement uncertainty surrounding the estimation of liabilities for asset retirement obligations (ARO) of $4.5 billion (2024–25, $4.3 billion, see Note 7). These estimates are subject to uncertainty due to several factors, including but not limited to insufficient information on the type and extent of designated substances (e.g., asbestos), indeterminate timing of settlement, and the impact of project design on costs.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for Aboriginal treaty rights and land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable, however the actual amount of any settlement may vary from the estimate recorded.

The net book value of tangible capital assets of $194.5 billion (2024–25, $177.8 billion, see Note 9) is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

The estimated receivable of $1.7 billion (2024–25, $3.4 billion, see Note 10) from the tobacco settlement is subject to measurement uncertainty due to several factors, including the long-term timing of expected receipts and potential changes in future cash flow projections.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e) Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years.

PIT revenue for the period is accrued based on an estimate of current year tax assessments plus late-arriving assessments/reassessments for prior years and an estimate for the first calendar quarter of the following tax year. The estimate of Personal Income Tax for the current year is based on actual tax assessments up to June 30 each year plus an extrapolated estimate of current year taxes remaining to be assessed after June 30.

56	Consolidated Financial Statements, 2025–2026

The Harmonized Sales Tax component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of tax credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates.

Corporations Tax revenue for the period is accrued based on an estimate of current year tax assessments plus late-arriving assessments/reassessments for prior years and an estimate for the first calendar quarter of the following tax year. The estimate of Corporations Tax for the current year is based on actual tax assessments up to June 30 each year plus an extrapolated estimate of current year taxes remaining to be assessed after June 30.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reported as expenses. Non-refundable PIT and Corporations Tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by debiting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to the federal government funding create an obligation that meet the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Interest and investment income includes interest earned from financial instruments and income generated from portfolio investments. Interest and investment income is recognized in the period that it is earned. Interest revenue ceases to be accrued on receivables when the collectability of either principal or interest is not reasonably assured.

Other revenues from transactions with performance obligations, for example, fees or royalties from the sale of goods or rendering of services, are recognized as the Province satisfies performance obligations by providing the promised goods or services to the payor. Other revenues from transactions with no performance obligations, for example, fines and penalties, are recognized when the Province has the authority to claim or retain an inflow of economic resources and when a past transaction or event results in an asset. Amounts received prior to the end of the year that will be recognized in the subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Expense

Expenses are recognized in the fiscal year that the event occurs and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid are deemed to have met all eligibility criteria.

Employee future benefits such as pensions and other employee future benefits such as non-pension retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost or gain on plan amendments and other adjustments.

The costs of owned or leased capital assets including buildings, transportation infrastructure, machinery and equipment, and information technology infrastructure are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

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Interest and other debt servicing charges includes: i) interest on outstanding debt ii) realized foreign exchange gains and losses on debt iii) amortization of debt discounts, premiums and commissions; iv) certain unrealized foreign exchange gains and losses; and v) other debt servicing costs.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the Province to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in economic sacrifice in the future.

Liabilities include accounts payable and accrued liabilities; debt; obligations under Public Private Partnerships (P3s); deferred revenue and capital contributions; liabilities for pensions and other employee future benefits; derivative liabilities; liability for contaminated sites (see Note 7); asset retirement obligations (see Note 7); probable losses on loan guarantees; and contingencies when it is likely that a loss will be realized, and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenues represent unfulfilled performance obligations, or unspent externally restricted receipts from third parties. Deferred revenues are recorded into revenue in the period the amounts received are used for the purposes specified, or other restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the associated tangible capital assets.

P3s are a financing and procurement model available to the Province to use private sector partners to design, build, acquire or better new or existing infrastructure. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities for financial liability models and/or deferred revenue for P3 performance obligations arising from user pay obligations as the assets are constructed. At initial recognition, the total liability reflects the cost of the tangible capital asset. The total liability for combined consideration arrangements is allocated between financial liability and performance obligation based on the portion of the asset cost financed through respective models. Financial liabilities for P3s are subsequently measured at amortized cost using the implicit contract rate.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding instruments held by the Province. Debt is measured at amortized cost. Occasionally, the Province purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system, especially in fiscal years where there are large single-day maturities.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, including where applicable, the government’s borrowing rate. When actual plan experience of pensions and other retirement benefits differs from what is expected, or when assumptions are revised, actuarial gains and losses may arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

58	Consolidated Financial Statements, 2025–2026

Liabilities for selected employee future benefits (such as pensions and other retirement benefits) represent the Province’s share of the actuarial present value of benefits attributed to services rendered by employees and former employees, less market-related value of plan assets. The market-related values are determined in a rational and systematic manner, in order to recognize market value asset gains and losses over a period of up to five years.

Derivatives

Derivatives are financial contracts, the values of which are derived from underlying instruments. The Province uses derivatives for the purpose of economically managing risk associated with interest cost on debt. The Province does not use derivatives for speculative purposes. Derivative assets and liabilities are measured at fair value.

Assets

Assets are resources controlled by the Province, from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction gives the government control of the benefit.

The following are not recognized in the Consolidated Statement of Financial Position:

•	Intangible assets inherited by right of the Crown or internally developed;
•	Historical or cultural works of art; and
•	Natural resources and land inherited by right of the Crown such as Crown lands, forests, water and mineral resources.

Financial Assets

Financial assets are resources that can be used to pay existing liabilities or finance future operations. They include cash and cash equivalents, portfolio investments, accounts receivable, loans receivable, derivative assets, and investments in Government Business Enterprises.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less. Cash and cash equivalents are measured at cost or amortized cost.

Portfolio investments primarily consist of non-Ontario government bonds, other bonds, Guaranteed Investment Certificates, pooled funds and equity securities. The majority of bonds are measured at cost or amortized cost. Equity securities quoted in an active market are measured at fair value. When there is a loss in value of a portfolio investment that is other than a temporary decline, an impairment loss is recognized in the Consolidated Statement of Operations. Impairment losses on portfolio investments are not reversed if there is a subsequent increase in investment value.

Accounts receivable are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

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Loans receivable are recorded at amortized cost. A valuation allowance is recorded when collection of the loans receivable is considered doubtful. Loans receivable include loans to GBEs, municipalities, as well as loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in Government Business Enterprises represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost, less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment, as well as the estimated cost to settle liabilities for asset retirement obligations. Cost includes overhead directly attributable to construction and development, as well as interest cost related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	5 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred.

Other Non-Financial Assets

Other non-financial assets include prepaid expenses, inventories of supplies for consumption and purchased intangible assets. Inventories of supplies for consumption and distribution such as personal protective equipment (PPE) are valued at the lower of historical cost (using the weighted average cost method) and replacement cost at fiscal year-end. Write-downs are recorded for PPE inventory where its cost exceeds the replacement cost at year-end. Obsolete, damaged, or expired PPE inventory is written off.

Purchased intangible assets representing broadcast rights are recorded at historical cost, less accumulated amortization. These assets are amortized on a straight-line basis over their estimated useful lives, which are reviewed annually. Impairment testing is conducted when indicators of impairment are identified.

60	Consolidated Financial Statements, 2025–2026

Financial Instrument Gains and Losses

Financial instruments include primary instruments such as cash, receivables, portfolio investments, payables, debt and derivative instruments such as interest rate swaps and currency swaps. Unrealized gains and losses arising from changes in the fair value of financial instruments are recognized in the Consolidated Statement of Remeasurement Gains and Losses, except where an irrevocable election under paragraph 19A of Section PS 2601, Foreign Currency Translation, has been made to recognize the unrealized exchange gains and losses on selected foreign currency denominated instruments in the Consolidated Statement of Operations instead of the Consolidated Statement of Remeasurement Gains and Losses. This election is made on an instrument-by-instrument basis.

Realized gains and losses arising from changes in the fair value of financial instruments and gains and losses from advanced rate setting and delayed rate setting transactions over the life of the financial instrument are recognized in the Consolidated Statement of Operations.

(f) Future Changes in Accounting Standards

The Conceptual Framework for Financial Reporting in the Public Sector

The new Conceptual Framework provides a meaningful foundation for formulating consistent financial reporting standards. The Conceptual Framework will replace current guidance in Section PS 1000 and Section PS 1100. A Conceptual Framework is a coherent set of interrelated concepts underlying accounting and financial reporting standards. It prescribes the nature, function and limits of financial accounting and reporting. It is the foundation on which standards are developed and professional judgment is applied. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the Conceptual Framework effective April 1, 2026, for the fiscal year 2026–27.

Section PS 1202 – Financial Statement Presentation

The new standard provides updated guidance on the general and specific requirements for the presentation of information in general purpose financial statements. Section PS 1202 will replace Section PS 1201. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the standard effective April 1, 2026, for the fiscal year 2026–27.

Section PS 3251 – Employee Benefits

The new standard provides updated guidance on how to account for and report obligations for employee benefits. Section PS 3251 will replace Sections PS 3250 and PS 3255. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the standard effective April 1, 2029, for the fiscal year 2029–30.

Section PS 3150 – Tangible Capital Assets

The amended standard provides updated guidance on how to account for and report tangible capital assets, and works of art, historical treasures and collections. While the impact of any changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time, the Province intends to implement the amendments effective April 1, 2030, for the fiscal year 2030–31.

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2. Debt

The Province borrows in both domestic and international markets. Debt issued of $494.4 billion as at March 31, 2026
(2024–25, $462.0 billion), is composed mainly of bonds and debentures issued in the short- and long-term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $500.8 billion (2024–25, $467.9 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $9.0 billion (2024–25, $11.0 billion), less investments in Ontario bonds and treasury bills of $10.8 billion (2024–25, $12.5 billion) and less unamortized discounts, premiums and commissions of $4.6 billion (2024–25, $4.4 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

62	Consolidated Financial Statements, 2025–2026

Debt As at March 31 ($ Millions)					2026	2025

Currency	Canadian Dollar	U.S. Dollar	Euro	Other Currencies [1]	Total	Total
Maturing in:
2026	–	–	–	–	–	61,168
2027	38,117	18,695	–	4,451	61,263	28,169
2028	20,838	5,574	1,609	–	28,021	28,069
2029	21,785	9,058	–	110	30,953	26,225
2030	16,409	8,710	–	735	25,854	26,109
2031	25,424	8,013	4,022	–	37,459	–
1–5 years	122,573	50,050	5,631	5,296	183,550	169,740
6–10 years	100,944	11,148	11,665	2,965	126,722	114,833
11–15 years	34,158	–	80	–	34,238	39,388
16–20 years	41,674	–	205	–	41,879	26,625
21–25 years	55,099	–	257	–	55,356	57,474
26–50[2] years	67,400	–	644	–	68,044	70,896
Total Issued[3,4,6]	421,848	61,198	18,482	8,261	509,789	478,956
Less: Provincial Holdings of Ontario Bonds and Treasury Bills[5]	(10,775)	–	–	–	(10,775)	(12,549)
Less: Unamortized Discounts, Premiums and Commissions	(4,502)	(72)	(44)	(20)	(4,638)	(4,363)
Total	406,571	61,126	18,438	8,241	494,376	462,044
Debt Issued for Provincial Purposes	412,828	61,198	18,482	8,261	500,769	467,909
OEFC	9,020	–	–	–	9,020	11,047
Total Issued	421,848	61,198	18,482	8,261	509,789	478,956
Less: Provincial Holdings of Ontario Bonds and Treasury Bills[5]	(10,775)	–	–	–	(10,775)	(12,549)
Less: Unamortized Discounts, Premiums and Commissions	(4,502)	(72)	(44)	(20)	(4,638)	(4,363)
Total	406,571	61,126	18,438	8,241	494,376	462,044
Effective Interest Rates (Weighted Average) [6] 2026	3.60%	3.07%	1.97%	1.77%	3.45%	–
2025	3.56%	2.63%	0.81%	1.86%	–	3.37%
[1]	Other currencies comprise the Australian dollar, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
[4]

Total foreign currency-denominated debt as at March 31, 2026, was $87.9 billion (2024–25, $67.0 billion). Of that, $87.2 billion or 99.2 per cent (2024–25, $66.3 billion or 99 per cent) was fully hedged to Canadian dollars. The remaining 0.8 per cent (2024–25, 1.0 per cent) of foreign debt was unhedged as follows: $696 million (2024–25, $650 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.1 per cent (2024–25, 0.1 per cent).

[5]

As at March 31, 2026, debt issued for provincial purposes purchased and held by the Province denominated in Canadian dollars includes long-term debt of $8.8 billion (2024–25, $10.1 billion), and short-term debt of $2.0 billion (2024–25, $2.4 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 10.7 per cent (2024–25, 0 per cent to 10.7 per cent).

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Debt As at March 31 ($ Millions)	2026	2025
Debt Payable to/of:
Public Investors	503,617	472,175
Canada Pension Plan Investment Board	5,751	6,325
School Board Trust Debt	419	450
Canada Mortgage and Housing Corporation	2	6
Total Issued	509,789	478,956
Less: Holdings of Own Ontario Bonds and Treasury Bills	(10,775)	(12,549)
Less: Unamortized Discounts, Premiums and Commissions	(4,638)	(4,363)
Total	494,376	462,044

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $472 million (2024–25, $441 million), is included in the Province’s debt.

64	Consolidated Financial Statements, 2025–2026

3. Derivatives and Risk Management

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to economically hedge interest rate risk and foreign currency risk. Economic hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Notional Value of Derivatives

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2026, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Notional Value and Fair Value of Derivatives								Notional Value		Fair Value

As at March 31 ($ Millions)								2026	2025	2026	2025

Maturity in Fiscal Year	2027	2028	2029	2030	2031	6–10 Years	Over 10 Years	Total	Total	Total	Total

Interest Rate Swaps[1]	11,290	9,386	19,002	18,027	20,596	32,234	4,701	115,236	86,564	(475)	(2,116)

Cross Currency Swaps	12,530	8,272	8,963	8,738	13,942	38,029	1,138	91,612	68,915	1,855	2,951

Forward Foreign Exchange Contracts	10,480	–	–	–	–	–	–	10,480	5,395	188	29

Others[2]	38	–	–	–	–	–	–	38	36	19	2

Total	34,338	17,658	27,965	26,765	34,538	70,263	5,839	217,366	160,910	1,587	866
[1]

Includes notional value of $1.6 billion (2024–25, $1.8 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $0.5 billion (2024–25, $0.0 billion) related to short-term investments held by the Province.

[2]	Future contracts held by Metrolinx for 50.6 million litres of diesel fuel maturing in 2026–27 (2024–25, future contracts for 44.9 million litres of diesel fuel maturing in 2025–26).

Interest rate and cross-currency swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

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Fair Value Hierarchy

Financial instruments measured at fair value are grouped into one of three levels based on the degree to which the fair value is observable. The hierarchy is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments not quoted in an active market is determined by appropriate valuation techniques, including forward pricing and swap models, using present value calculations. The models incorporate various inputs including forward interest rate curves.

The following table presents the financial instruments measured at fair value in the Consolidated Statement of Financial Position, classified using the fair value hierarchy.

Fair Value Hierarchy

As at March 31 ($ Millions)	Level 1 $	Level 2 $	Level 3 $	Total $

	2026

Derivative Assets	23	5,183	9	5,215

Derivative Liabilities	(27)	(3,595)	(6)	(3,628)

Portfolio Investments	3,460	3,808	222	7,490

2026 Total	3,456	5,396	225	9,077

	2025

Derivative Assets	3	6,084	3	6,090

Derivative Liabilities	(28)	(5,185)	(11)	(5,224)

Portfolio Investments	3,970	4,579	356	8,905

2025 Total	3,945	5,478	348	9,771

There were no transfers between levels during 2026 and 2025.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market factors. Market risk encompasses a variety of financial risks such as foreign exchange risk, interest rate risk and commodity price risk. The Province recognizes that it is subject to market risk primarily through foreign exchange and interest rate risk.

66	Consolidated Financial Statements, 2025–2026

Foreign Currency Risk

Foreign currency or exchange rate risk is the risk that foreign currency investments, debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts, including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts economically hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The Province has elected to apply Section PS 2601.19A election (see Note 1e, Financial Instrument Gains and Losses) for i) economically hedged groups of financial instruments where the underlying instrument is hedged to term by multiple shorter term derivative instruments; and ii) derivatives denominated in foreign currency with a shorter term than the underlying provincial debt instrument being hedged.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3.0 per cent of Total Debt Issued for Provincial Purposes and OEFC.

As at March 31, 2026, the respective unhedged levels for Total Debt issued for Provincial Purposes and OEFC were 0.1 and 0.0 per cent (2024–25, 0.1 and 0.0 per cent). As of March 31, 2026, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss Rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in Swiss franc debt increasing by $12 million (2024–25, $11 million increase) and a corresponding remeasurement loss of $12 million
(2024–25, losses of $11 million).

Total foreign exchange loss recognized in the Consolidated Statement of Operations for 2025–26 was $43 million (2024–25, a loss of $48 million), reflecting a $9 million loss for 2025–26 (2024–25, a loss of $52 million) for those instruments for which the Province has elected to apply Section PS 2601.19A, and a loss of $34 million (2024–25, a gain of $4 million) related to other foreign exchange and revaluation transactions.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Province is subject to interest rate risk through its debt, variable rate investments (i.e., bonds, fixed income securities), variable rate debts, and other long-term financing.

Interest and other debt servicing charges expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure, plus fixed rate debt maturing within the next 12-month period, net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

Consolidated Financial Statements, 2025–2026	67

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2026, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 5.8 per cent and 26.9 per cent, respectively (2024–25, 5.9 per cent and 32.1 per cent).

If interest rates had been 100 basis points higher or lower and all other variables were held constant, the Province’s interest and other debt servicing charges for the year ended March 31, 2026 would increase/decrease by approximately $888 million (2025: increase/decrease by $795 million).

Interest Rate Risk As at March 31 ($ Millions)	2026		2025
	-100 Basis Points	100 Basis Points	-100 Basis Points	100 Basis Points

Decrease/(Increase) to Annual Deficit	888	(888)	795	(795)

Increase/(Decrease) to Remeasurement Gains	497	(497)	121	(121)

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves — cash and portfolio investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. The Province is subject to its liquidity risk through its accounts payable, derivatives, current portion of long-term debt, and long-term debt. To manage its liquidity risk, the Province performs extensive budgeting exercises, ongoing monitoring of its short-term cash flows, and has high liquid securities that can easily be converted to cash to ensure it meets all short-term obligations. Additionally, in some cases, the Province may have access to credit facilities or operating funds. Pledged assets are considered encumbered for liquidity purposes while collateral held, which can be sold or repledged, is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Collateral

The Province has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2026, the Province has pledged assets in the carrying amount of $398 million (2024–25, $788 million), which would be included in portfolio investments and/or cash and cash equivalents.

68	Consolidated Financial Statements, 2025–2026

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Province is subject to credit risk through its cash and cash equivalents, accounts receivable, loans receivable, portfolio investments and other financial assets. The Province holds cash accounts in federally regulated chartered banks.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, as at March 31, 2026.

Credit Risk Exposure As at March 31 ($ Millions)	2026	2025

Gross Credit Risk Exposure	5,461	6,450

Less: Netting	(4,029)	(5,123)

Net Credit Risk Exposure	1,432	1,327

Less: Collateral Received	(1,303)	(1,213)

Net Credit Risk Exposure (Net of Collateral)	129	114

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance with credit limits. In addition, the Province enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which it had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province after mitigation by the collateral received from counterparties.

Consolidated Financial Statements, 2025–2026	69

4. Other Long-Term Financing

Other Long-Term Financing comprises the total debt of the BPS organizations and obligations under P3 arrangements using the financial liability model.

Other Long-Term Financing of $18.4 billion as at March 31, 2026 (2024–25, $19.2 billion), includes BPS Debt of $6.1 billion (2024–25, $6.1 billion) and P3 Obligations of $12.3 billion (2024–25, $13.1 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31 ($ Millions)				2026	2025

Type of Financing	BPS Debt	[1]	P3 Obligations	Total	Total

Maturing in:

2025–26	–		–	–	5,056

2026–27	1,669		2,647	4,316	1,462

2027–28	312		1,955	2,267	1,902

2028–29	263		787	1,050	880

2029–30	311		486	797	497

2030–31	171		315	486	–

1–5 years	2,726		6,190	8,916	9,797

Year 6 and thereafter	3,333		6,107	9,440	9,399

Total	6,059		12,297	18,356	19,196

[1]  Interest on BPS debt is included in Interest and Other Debt Servicing Charges. The effective interest rate for BPS debt by each arrangement ranges from 0 per cent to 13.5 per cent (2024–25, 0 per cent to 19.1 per cent).

P3 contracts under the financial liability model mainly consist of construction or betterment projects related to transportation infrastructure, such as GO rail expansion and highways, and buildings, such as hospitals, prisons, and complexes (see Note 9 on Tangible Capital Assets). Under P3 contracts, payments by the Province cover the capital portion related to the cost of the infrastructure assets and certain contracts also cover the service portion related to the operating and maintenance cost over the term of the P3 arrangements.

70	Consolidated Financial Statements, 2025–2026

5. Deferred Revenue and Capital Contributions

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2026	2025

Deferred Revenue:

Broader Public Sector Organizations	3,246	3,723

Teranet Inc.	728	746

Other[1]	877	1,868

Total Deferred Revenue	4,851	6,337

Deferred Capital Contributions	10,776	10,404

Total	15,627	16,741

[1] Includes $144 million (2024–25, $128 million) related to P3 performance obligations measured under the user-pay model.

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in the Province for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

P3 assets under the P3 user-pay model include buildings and transportation infrastructure. The Province has the rights to receive the P3 assets at the end of the P3 arrangements. Certain P3 contracts include renewal options or termination options.

Consolidated Financial Statements, 2025–2026	71

6.  Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and the Provincial Judges’ Pension Plan (PJPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the Province also reports in its consolidated financial statements pension benefits for employees in the hospital and colleges sectors, which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP), respectively.

As permitted under Canadian public sector accounting standards, the Province elects to use an earlier pension measurement date, December 31, in preparing the consolidated financial statements as at March 31, as long as no significant changes relevant to the valuation of the plans occurs between these two dates. The Province has applied this reporting practice consistently.

 Pensions and Other Employee Future Benefits Liability

As at March 31 ($ Millions)	2026	2025	2026	2025	2026	2025

	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total

Obligation for Benefits	194,452	185,048	13,019	12,043	207,471	197,091

Less: Plan Fund Assets	(258,109)	(245,882)	(810)	(769)	(258,919)	(246,651)

(Excess)/Deficiency of Assets Over Obligations[1,2]	(63,657)	(60,834)	12,209	11,274	(51,448)	(49,560)

Unamortized Actuarial Gains	17,184	21,874	1,112	1,430	18,296	23,304

Accrued Liability (Asset)	(46,473)	(38,960)	13,321	12,704	(33,152)	(26,256)

Valuation Allowance[3]	46,845	39,992	–	–	46,845	39,992

Total Liability	372	1,032	13,321	12,704	13,693	13,736

[1]

This amount comprises $67,990 million (2024–25, $64,212 million) pertaining to pension plans with excess assets over obligations; and $4,333 million (2024–25, $3,378 million) pertaining to pension plans with excess obligations over assets.

[2]	All other employee future benefits have excess obligations over assets.

[3]	The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

72	Consolidated Financial Statements, 2025–2026

Pensions and Other Employee Future Benefits Expense

For the year ended March 31 ($ Millions)	2026	2026	2026	2025

	Pensions	Other Employee Future Benefits	Total	Total

Cost of Benefits	5,327	1,792	7,119	6,493

Amortization of Actuarial Gains	(2,443)	(116)	(2,559)	(2,687)

Cost on Plan Amendment or Curtailment	–	–	–	247

Recognition of Unamortized Experience Gains	–	–	–	(247)

Employee and Other Employers’ Contributions	(598)	–	(598)	(510)

Interest (Income) Expense	(3,843)	306	(3,537)	(3,221)

Change in Valuation Allowance[1]	6,852	–	6,852	6,154

Total	5,295	1,982	7,277	6,229

[1] The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type

For the year ended March 31 ($ Millions)	2026	2025

Ontario Teachers’ Pension Plan[1]	2,171	1,684

Public Service Pension Plan[2]	672	424

Ontario Public Service Employees Union Pension Plan[2]	286	299

Healthcare of Ontario Pension Plan[3]	1,791	1,684

Colleges of Applied Arts and Technology Pension Plan[4]	280	307

Provincial Judges’ Pension Plan[2]	95	82

Total Pensions	5,295	4,480

Other employee future benefits – Retirement benefits[2]	1,982	1,749

Total Pensions and Other Employee Future Benefits[5]	7,277	6,229

[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.
[2]

The PSPP, OPSEUPP and PJPP Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other expense in the Consolidated Statement of Operations and are classified under Employee and Pensioner Benefits under Treasury Board Secretariat in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.
[4]	The CAATPP pension expense is included in the Postsecondary Education expense in the Consolidated Statement of Operations.
[5]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

Consolidated Financial Statements, 2025–2026	73

Pensions

PSPP, OPSEUPP and OTPP are contributory defined benefit plans that provide the Province’s employees, as well as elementary and secondary school teachers and administrators, with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province, as well as investment earnings. Plan members normally contribute 8 to 12 per cent of their salaries to these plans. The Province either matches these contributions or makes contributions based on actuarial reports, depending on the funding structure of each plan. The obligations for benefits and the plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The PJPP is comprised of a funded registered defined benefit pension plan and an unfunded supplemental defined benefit pension plan, as well as a partially funded retirement compensation arrangement (RCA), for eligible judges whose pension benefits under the PJPP registered plan are limited by the federal Income Tax Act or federal Tax Regulations. PJPP provides eligible judges with a defined amount of retirement income based on a formula that takes into account an amount equal to 2 per cent of the judge’s average salary for their final three years of service. Plan members normally contribute 7 per cent of their salary to this plan.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan (PSSBP) and the Ontario Teachers’ Retirement Compensation Arrangement. The PSSBP was converted to an RCA, effective January 1, 2022, which provides additional pension benefits to members whose contribution and benefits under PSPP are limited by the federal Income Tax Act. The Ontario Pension Board acts as administrator of the RCA, trustee of the RCA assets and oversees the investments of the RCA. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of the Province’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the government, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. The Province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write down the net asset position in these plans, if any. The Province has applied a full valuation allowance against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

74	Consolidated Financial Statements, 2025–2026

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP	PJPP

Province’s Best Estimates as of December 31, 2025

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%

Discount rate and expected rate of return on pension assets	6.25%	6.25%	6.25%	6.25%	6.25%	5.50%

Actual return on pension assets[1]	6.65%	7.06%	4.09%	7.47%	9.22%	4.55%

Accounting Actuarial Valuation as of December 31, 2025

Market value of pension fund assets[2,3] ($ millions)	135,983	36,841	12,898	62,986	11,289	563

Market-related value of assets[2] ($ millions)	134,727	36,593	13,121	62,358	10,625	560

Employer contributions[4] ($ millions)	2,184	1,282	324	1,777	297	74

Employee contributions[5] ($ millions)	1,982	644	311	1,455	297	9

Benefit payments[1] (including transfers to other plans) ($ millions)	4,146	1,989	663	1,930	340	78

Number of active members (approximately)	186,000	52,971	51,796	308,000	39,977	306

Average age of active members	45.0	44.3	43.4	42.0	46.9	56.4

Expected remaining service life of the employees (years)	13.6	11.2	12.2	11.7	14.7	12.1

Number of pensioners including survivors (approximately)	160,000	42,409	44,385	196,000	22,446	380

Province’s Best Estimates as of December 31, 2024

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%

Discount rate and expected rate of return on pension assets	6.25%	6.25%	6.25%	6.25%	6.25%	5.50%

Actual return on pension assets[1]	9.31%	8.00%	9.42%	9.46%	16.38%	7.04%

Accounting Actuarial Valuation as of December 31, 2024

Market value of pension fund assets[2,3] ($ millions)	129,515	34,261	12,723	59,090	10,349	545

Market-related value of assets[2] ($ millions)	128,049	35,436	12,659	59,434	9,764	540

Employer contributions[4] ($ millions)	1,695	860	328	1,685	332	73

Employee contributions[5] ($ millions)	2,099	617	322	1,379	332	7

Benefit payments[1] (including transfers to other plans) ($ millions)	3,986	1,922	651	1,845	321	77

Number of active members (approximately)	185,000	52,288	50,352	292,000	39,689	291

Average age of active members	44.9	44.8	43.6	42.0	46.9	57.1

Expected remaining service life of the employees (years)	13.9	11.1	12.1	11.6	14.2	11.6

Number of pensioners including survivors (approximately)	158,000	41,997	43,824	187,000	19,743	369

[1]	Figures may vary from pension plan’s published returns due to the Province’s best estimates.
[2]

Reflects the Province’s share, which excludes organizations not consolidated by Ontario. The government’s share of the risks and benefits under OTPP is 49.0 per cent (2024–25, 49.0 per cent), under PSPP is 100 per cent (2024–25, 100 per cent), under OPSEUPP is 47.4 per cent (2024–25, 47.4 per cent), under HOOPP is 47.7 per cent (2024–25, 48.0 per cent), under CAATPP is 39.8 per cent (2024–25, 40.5 per cent) and under PJPP is 100 per cent (2024–25, 100 per cent).

[3]	As at December 31, 2025, the pension fund assets include $16,324 million (2024–25, $18,818 million) bonds and securities issued by the Province.
[4]

Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes other employers’ contributions to OTPP. PSPP employer contributions includes special payments of $639 million (2024–25, $294 million).

[5]	Employee contributions paid during the calendar year excludes contributions of employees employed by non-consolidated agencies.

Consolidated Financial Statements, 2025–2026	75

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of 10 years of pension service before January 1, 2017, are required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum 10 years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $9.4 billion as at March 31, 2026 (2024–25, $9.3 billion), is included in the Other Employee Future Benefits Liability. The expense for 2025–26 of $305 million (2024–25, $307 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2025–26 is 4.8 per cent (2024–25, 4.6 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2025–26 ranges from 2.75 per cent to 5.41 per cent (2024–25, 2.75 per cent to 5.00 per cent). The expected average remaining service life of the employees for non-pension retirement benefits is 13.4 years (2024–25, 13.8 years).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $4.0 billion as at March 31, 2026 (2024–25, $3.4 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $1.7 billion in 2025–26 (2024–25, $1.4 billion) is included in the Other Employee Future Benefits Expense.

76	Consolidated Financial Statements, 2025–2026

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2025–26 is 4.15 per cent (2024–25, 4.25 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2025–26 ranges from 3.50 per cent to 5.10 per cent (2024–25, 2.72 per cent to 5.37 per cent).

7.  Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2026	2025

Liabilities for Asset Retirement Obligations	4,546	4,348

Liabilities for Contaminated Sites	2,785	2,585

Other Pension Liabilities	147	145

Other Funds and Liabilities	2,035	2,291

Total	9,513	9,369

Liabilities for Asset Retirement Obligations

The Province records liabilities related to the legal obligations where the Province is obligated to incur costs to retire a tangible capital asset. A liability of $4.5 billion as at March 31, 2026 (2024–25, $4.3 billion) has been recorded for activities to fulfill the obligation based on estimation for the cost of these activities.

A significant part of asset retirement obligations results from the removal and disposal of designated substances such as asbestos from provincial buildings, and closure and post closure activities related to solid waste landfill sites. When recording the liability for assets in productive use, the estimated cost and subsequent changes to the estimate are capitalized and amortized over the asset’s useful life. For assets that are not in productive use, these costs are expensed.

To estimate the liability for asbestos and other designated substances in provincial buildings, assessment reports that include the type and quantity of the substances are used with experience and expert advice to determine the cost of retiring the substance. For buildings without an assessment, an estimate is based on the cost for similar buildings until more asset specific data is available.

To estimate the solid waste landfill liability, site closure plans are used to estimate the closure and post-closure costs. Before a closure plan is approved, information on the site is used to predict the activities that will be required to close, maintain and monitor the site, based on the experience related to other sites considering the content and condition of the site based on operational monitoring and reporting. These activities, such as capping or ground water monitoring, are costed using rates determined though experience and expert advice.

The Province discounts significant obligations that have reliable cash flow projections, and are estimated using the present value of future cash flows, otherwise they are recorded at current cost. The discount rate used reflects the risks specific to the asset retirement liability and the entity that will settle the liability. Subsequently, accretion of the discounted liability due to the passage of time is recorded as an in-year expense. During the year, for the asset retirement obligations that used present value techniques to measure the liabilities, the discount rate utilized ranged from 2.5 per cent to 5.3 per cent (2024–25, 2.6 per cent to 4.7 per cent).

Consolidated Financial Statements, 2025–2026	77

A reconciliation of the beginning and ending aggregated carrying amount of the ARO liability is as below:

Liabilities for Asset Retirement Obligations As at March 31 ($ Millions)	2026	2025

Liabilities for Asset Retirement Obligations at Beginning of Year	4,348	4,296

Liabilities Incurred During the Year	27	30

Increase in Liabilities Reflecting Changes in the Estimate of Liabilities[1]	223	120

Increase in Liabilities due to Accretions[2]	21	21

Valuation and Other Adjustments	(6)	(37)

Liabilities Settled During the Year	(67)	(82)

Liabilities for Asset Retirement Obligations at End of Year[3]	4,546	4,348

[1] Reflecting changes in the estimated cash flows and the discount rate.

[2] Increase in the carrying amount of a liability due to the passage of time for those obligations the Province has discounted.

[3]  As at March 31, 2026, approximately 87 per cent (2024–25, 87 per cent) of liabilities for asset retirement obligations pertained to asbestos and other designated substances in buildings, with the remaining balance mainly related to solid waste landfills.

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $2.8 billion (2024–25, $2.6 billion) for 279 sites (2024–25, 277 sites) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted. The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

The Province discounts significant contaminated sites liabilities that have reliable cash flow projections over an extended timeframe, otherwise they are recorded at current cost on an undiscounted basis. The discount rate reflects the risks specific to the contaminated sites liability. Subsequently, accretion of the discounted liability due to the passage of time is recorded as an in-year accretion expense. The discount rate for the relevant contaminated site was 2.8% and the undiscounted cash flow was $1.5 billion.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Justice of the Peace, the Deputy Ministers, OPSEU and the Associate Judges Supplemental Pension Plan.

Other Funds and Liabilities

Other Funds and Liabilities include externally restricted funds and other long-term liabilities.

78	Consolidated Financial Statements, 2025–2026

8. Portfolio Investments

Portfolio Investments As at March 31 ($ Millions)	2026			2025

	Cost/ Amortized Cost	Fair Value	Carrying Value	Carrying Value

Bonds	9,171	2,898	12,069	9,067

Add: Bonds Purchased under Resale Agreements	12,380	2	12,382	16,876

Less: Bonds Sold under Repurchase Agreements	(1,872)	–	(1,872)	(1,831)

Total Bonds	19,679	2,900	22,579	24,112

Deposits and GICs	3,998	1,554	5,552	4,901

Other[1]	729	3,036	3,765	3,288

Total Portfolio Investments	24,406	7,490	31,896	32,301

[1] Includes equity instruments quoted in active markets with market value of $649 million (2024–25, $640 million).

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other portfolio investments’ carrying value primarily consists of $2.6 billion (2024–25, $2.2 billion) pooled funds and $0.8 billion (2024–25, $0.8 billion) equity securities.

Consolidated Financial Statements, 2025–2026	79

9.  Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2026	2025

Cost

Opening Balance	25,048	129,125	73,756	18,499	12,060	15,525	274,013	251,319

Additions	2,635	12,244	6,177	1,074	1,332	2,238	25,700	24,545

Disposals	(24)	(297)	(1,130)	(417)	(776)	(221)	(2,865)	(1,946)

Revaluation	–	183	9	–	–	9	201	95

Closing Balance	27,659	141,255	78,812	19,156	12,616	17,551	297,049	274,013

Accumulated Amortization

Opening Balance	–	50,962	19,157	13,959	7,836	4,333	96,247	89,688

Additions	–	3,903	2,336	1,005	1,114	525	8,883	8,347

Disposals	–	(224)	(1,080)	(392)	(764)	(107)	(2,567)	(1,788)

Closing Balance	–	54,641	20,413	14,572	8,186	4,751	102,563	96,247

Net Book Value

2026	27,659	86,614	58,399	4,584	4,430	12,800	194,486	–

2025	25,048	78,163	54,599	4,540	4,224	11,192	–	177,766

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, as well as land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2026, is $50.0 billion (2024–25, $51.6 billion). Capitalized interest for the fiscal year 2025–26 is $1,404 million (2024–25, $1,221 million). The cost of tangible capital assets under capital leases is $1,073 million (2024–25, $1,019 million), and their accumulated amortization is $549 million (2024–25, $506 million).

Carrying value for the fiscal period 2025–26 includes a write-down of $504 million on asset under construction in Metrolinx related to signaling assets.

Amortization expense for the fiscal year 2025–26 totalled $8.9 billion (2024–25, $8.3 billion).

80	Consolidated Financial Statements, 2025–2026

10. Tobacco Settlement

On March 6, 2025, the Ontario Superior Court of Justice approved a $32.5 billion settlement agreement in Canada under the Companies’ Creditors Arrangement Act, arising from several legal claims against three major tobacco manufacturers, including compensation for smoking-related health care costs incurred by provincial and territorial governments. The Province is owed approximately $7.1 billion under this agreement. The net present value of the receivable is $1.7 billion (2024–25, $3.4 billion) calculated based on a discount rate which reflects the Province’s expected rate of return and the transaction-specific risks tied to this receivable such as the uncertainty of payments contingent on the companies’ long-term profitability.

An upfront payment of $1.9 billion was received by the Province on August 29, 2025 from the tobacco companies in accordance with the stipulations set out in the settlement agreement established on March 6, 2025. The remaining $5.2 billion will be paid in future annual instalments over approximately the next 30 years, based on a percentage of the tobacco companies’ after-tax income, until the total amount is paid.

11. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the government as at March 31, 2026, was $2.6 billion (2024–25, $1.8 billion). The outstanding loans guaranteed amounted to $1.8 billion as at March 31, 2026 (2024–25, $0.6 billion).

Loan Guarantees For the year ended March 31 ($ Millions)	2026		2025

	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding

Ministries

Agriculture, Food and Agribusiness	206	122	206	86

Finance	945	647	1,001	286

Labour, Immigration, Training and Skills Development	813	800	–	–

Municipal Affairs and Housing	15	15	15	15

	1,979	1,584	1,222	387

Consolidated entities

Hydro One Limited	252	–	240	–

	252	–	240	–

Broader Public Sector Organizations	342	180	340	186

Total	2,573	1,764	1,802	573

Consolidated Financial Statements, 2025–2026	81

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), the Province is liable to make payments, should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the government guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

OPG is required to maintain a financial guarantee acceptable to the Canadian Nuclear Safety Commission (CNSC) in support of its nuclear facility licence conditions. This requirement is satisfied, in part, through an agreement between the CNSC, the Province and OPG that provides the CNSC with access, in prescribed circumstances, to the segregated funds established under the ONFA.

Claims Against the Crown

There are claims outstanding against the Crown, of which 66 (2024–25, 69) are for amounts over $50 million. These claims arise from legal action or potential legal action, either in progress or threatened, in respect of Aboriginal treaty rights and land claims, breach of contract, injury to persons, negligence and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

Contaminated Sites

The Province has identified a total of 151 sites (2024–25, 155 sites) where the Province may be responsible for any resulting clean-up costs. However, a liability has not been recorded for these sites at the financial reporting date because it is unclear if the government is responsible for those sites, or the amounts of the liabilities cannot be estimated. Of these sites, there are 106 sites (2024–25, 110 sites) whereby it is indeterminable whether the government is responsible, resulting in a potential liability of $383 million (2024–25, $389 million).

Tax Assessments

The Province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, the Canada Revenue Agency (CRA) is also responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections for 2008 and prior tax years. The cost to the Province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

82	Consolidated Financial Statements, 2025–2026

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment or other compensation. Currently, 57 land claims for 2025–26 (2024–25, 58 land claims) are under negotiation, accepted for negotiation or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

Credit Union Deposit Insurance

In the event that the credit unions experience financial stress, the government can provide support. In accordance with the Credit Unions and Caisses Populaires Act, 2020, the Financial Services Regulatory Authority of Ontario (FSRA) administers the Deposit Insurance Reserve Fund (DIRF) which provides deposit protection coverage to eligible credit union depositors and also provides financial support to credit unions. Credit unions’ depositors are covered up to $250,000 of eligible deposits, plus all insurable deposits in registered accounts with each member credit union. FSRA has a $2.0 billion revolving credit facility in place with the Ontario Financing Authority for the purposes of mitigating potential liquidity risk in the Ontario credit union sector, including situations where one or more credit unions may require financial support beyond the support available from the DIRF. The credit facility was put in place for a one-year term on December 19, 2023, with options to extend it for up to an additional two years. The first and second renewals were exercised on December 10, 2024 and November 26, 2025, respectively. Interest would accrue at the three-month Ontario Treasury Bill Rate plus 0.79 per cent, compounded quarterly. No amounts have been drawn under this facility as at March 31, 2026 (March 31, 2025, Nil).

Other Contingencies

Other contingencies for this year are $1,750 million (2024–25 restated, $1,708 million), including items such as letters of credit and lines of credit for consolidated entities. The 2024–25 comparative is restated to include a contingency previously disclosed under contractual obligations.

Consolidated Financial Statements, 2025–2026	83

12.a. Contractual Obligations

Contractual Obligations As at March 31 ($ Millions)			Minimum Payments to be made in:
	2026	2025 Restated[2]	2027	2028	2029	2030	2031	2032 and thereafter

Transfer Payments	37,485	37,543	12,333	3,621	2,789	1,573	1,697	15,472

Public Private Partnership Contracts[1]	47,017	41,932	3,106	3,837	4,304	3,777	4,529	27,464

Ontario Power Generation	5,520	3,667	1,630	563	342	372	378	2,235

Leases	5,130	4,483	760	634	515	401	304	2,516

Construction Contracts	13,220	9,187	5,926	2,826	1,537	638	483	1,810

Other	34,709	28,644	23,636	1,608	1,287	1,023	1,044	6,111

Total Contractual Obligations	143,081	125,456	47,391	13,089	10,774	7,784	8,435	55,608

[1]  The majority of 2026 P3 contracts relate to Metrolinx (47 per cent, 2024–25, 65 per cent) and Hospitals (38 per cent, 2024–25, 20 per cent) projects. In some P3 contracts, the annual service payments which represent operating and maintenance costs are indexed to inflationary increase.

[2]  2025 figure is restated to exclude transfer payment and other contracts that were included for 2024–25.

The contractual obligations represent the unperformed capital and operating portion of contracts and will become liabilities in the future when the terms of the contracts are met.

b. Contractual Rights

Contractual Rights As at March 31 ($ Millions)	2026	2025 Restated[1]	2027	2028	2029	2030	2031	2032 and thereafter

Transfer Payments	9,160	12,557	5,872	1,496	594	594	600	4

Royalties/Licences	33	27	29	1	1	1	1	–

Leases	1,714	1,028	113	108	95	92	89	1,217

Construction Contracts	3,429	4,041	677	837	577	451	357	530

Other	85	126	76	2	1	–	–	6

Total Contractual Rights	14,421	17,779	6,767	2,444	1,268	1,138	1,047	1,757

[1] 2025 figure is restated to include transfer payment contracts and construction contracts omitted for 2024–25.

Contractual rights are certain in nature, and they will become assets in the future when the terms of the contracts are met.

84	Consolidated Financial Statements, 2025–2026

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front (see Note 5). As part of the new agreement, Teranet has agreed to pay the Province annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. The Province recognized $27.4 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2025–26 (2024–25, $26.9 million). Royalty payments for 2027 could not be estimated as they are based on percentages of various eligible Teranet revenues such as value-added product revenue, registration revenue and ancillary revenue.

The Province has ongoing legally binding contracts or agreements in place that enable it to receive royalty payments or licence fees in exchange for allowing industry operators to extract natural resources in Ontario (i.e., water power, Crown timber stumpage, petroleum resources offshore and aggregate materials like sand and gravel) pursuant to provincial legislation. Royalty payments for 2026 and thereafter could not be estimated as they are based on unknown volumes of harvested resources.

13. Trust Under Administration

The following trust under administration is not included in the Province’s Consolidated Financial Statements.

The Office of the Public Guardian and Trustee for Ontario (OPGT) delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in the Province.

Summary financial information from the most recent consolidated financial statements of trust fund under administration is provided below. The financial statements of the OPGT have been prepared in accordance with IFRS.

The Public Guardian and Trustee for the Province of Ontario As at March 31 ($ Millions)

	2026	2025[1]

Assets	3,634	3,335

Liabilities	149	130

Fund Balance	3,485	3,205

[1]

2024–25 Public Accounts included fund balances for WSIB as at December 31, 2024. The reported balance for assets, liabilities, and net assets were $41,774, $34,933 and $6,841, respectively; with fund balance attributable to WSIB stakeholders of $6,620 and a nil fund balance.

During the year, the Province reassessed its accounting policy on the application of the definition of a trust under administration. The Province concluded that the Workplace Safety and Insurance Board (WSIB) no longer meets the definition of a trust under administration. As a result, its disclosure is no longer included in this note due to the change in accounting policy. The Province will continue to provide oversight of the WSIB to hold it accountable for exercising its statutory mandate in accordance with the Workplace Safety Insurance Act, 1997.

Consolidated Financial Statements, 2025–2026	85

14. Related Party Disclosures and Inter-Entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of the Province’s key management personnel, or their spouse or dependant, is key management personnel of the counterparty to a transaction with the Province. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. The Province’s key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

The Province has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2025–26 there were no transactions between related parties which occurred at a value materially different from that which would have been arrived at if the parties were unrelated.

15. Subsequent Events

In October 2025, the Building Ontario Fund (BOF) entered into an equity commitment agreement with Canada Growth Fund Inc. and OPG to finance the Darlington New Nuclear Project (DNNP), majority owned and operated by OPG. Under this agreement, BOF has committed to invest up to $1 billion, representing 7.5 per cent ownership in DNNP. In April 2026, BOF DNNP Limited, a wholly owned subsidiary of BOF, made an initial equity contribution of $195 million to DNNP.

16. Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by OPG and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Remeasurement Gains and Losses. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds recorded unrealized gains in 2025–26 of $535 million (2024–25, $195 million) that resulted in an increase in Investment in Government Business Enterprises. This led to a corresponding decrease in Net Debt and an increase in Remeasurement Gains.

86	Consolidated Financial Statements, 2025–2026

17. Accounting Changes and Reclassifications

The tables below summarize the effects of accounting changes and reclassifications for the year ended March 31, 2026.

A. Employer Health Tax

Effective April 1, 2025, inter-entity revenue and expense balances on Employer Health Tax (EHT) are eliminated upon consolidation with no impact to annual deficit. Comparative actual results for 2024–25 and the 2025–26 Budget have been restated to reflect this change on the Consolidated Financial Statements.

B. Reclassifications

Sector results for the 2025 Budget and prior year comparatives have been reclassified to be on the same basis as the current year due to reorganizations and program transfers.

Consolidated Financial Statements, 2025–2026	87

Province of Ontario Consolidated Statement of Operations

For the year ended March 31 ($ Millions)	2024–25 Reported	A	B	2024–25 Restated

Revenue

Personal Income Tax	55,701	–	–	55,701

Sales Tax	39,363	–	–	39,363

Corporations Tax	27,757	–	–	27,757

Employer Health Tax	9,061	(1,216)	–	7,845

Education Property Tax	5,887	–	–	5,887

Ontario Health Premium	5,221	–	–	5,221

Gasoline and Fuel Taxes	2,233	–	–	2,233

Other Taxes	6,294	–	–	6,294

Total Taxation	151,517	(1,216)	–	150,301

Transfers from Government of Canada	36,633	–	–	36,633

Fees, Donations and Other Revenues from Broader Public Sector Organizations	14,710	–	–	14,710

Income from Investment in Government Business Enterprises	7,465	–	–	7,465

Interest and Investment Income	2,786	–	–	2,786

Other	13,050	–	–	13,050

Total Revenue	226,161	(1,216)	–	224,945

Expense

Health	91,631	(440)	(278)	90,913

Education	40,059	(510)	(29)	39,520

Children’s and Social Services	20,736	(23)	(187)	20,526

Interest and Other Debt Servicing Charges	15,122	–	–	15,122

Postsecondary Education	14,146	(68)	24	14,102

Justice	7,224	(75)	(68)	7,081

Other Programs	38,333	(100)	538	38,771

Total Expenses	227,251	(1,216)	–	226,035

Reserve	–	–	–	–

Annual Deficit	(1,090)	–	–	(1,090)

88	Consolidated Financial Statements, 2025–2026

Province of Ontario Consolidated Statement of Operations

For the year ended March 31 ($ Millions)	2025–26 Budget	A	B	2025–26 Budget Reclassified

Revenue

Personal Income Tax	57,811	–	–	57,811

Sales Tax	40,073	–	–	40,073

Corporations Tax	25,980	–	–	25,980

Employer Health Tax	9,466	(1,263)	–	8,203

Education Property Tax	5,853	–	–	5,853

Ontario Health Premium	5,366	–	–	5,366

Gasoline and Fuel Taxes	2,186	–	–	2,186

Other Taxes	6,967	–	–	6,967

Total Taxation	153,702	(1,263)	–	152,439

Transfers from Government of Canada	38,846	–	–	38,846

Fees, Donations and Other Revenues from Broader Public Sector Organizations	10,852	–	–	10,852

Income from Investment in Government Business Enterprises	6,317	–	–	6,317

Interest and Investment Income	1,953	–	–	1,953

Other	8,217	–	–	8,217

Total Revenue	219,887	(1,263)	–	218,624

Expense

Health	91,131	(501)	–	90,630

Education	42,720	(500)	–	42,220

Children’s and Social Services	20,359	(19)	–	20,340

Interest and Other Debt Servicing Charges	16,198	–	–	16,198

Postsecondary Education	12,986	(59)	–	12,927

Justice	6,743	(78)	–	6,665

Other Programs	42,360	(106)	–	42,254

Total Expenses	232,497	(1,263)	–	231,234

Reserve	2,000	–	–	2,000

Annual Deficit	(14,610)	–	–	(14,610)

Consolidated Financial Statements, 2025–2026	89

C. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2025–26 presentation.

90	Consolidated Financial Statements, 2025–2026

Schedules to the Consolidated Financial Statements

Consolidated Financial Statements, 2025–2026	91

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2025–26 Budget	2025–26 Actual	2024–25 Actual Restated (Note 17)

Taxation

Personal Income Tax	57,811	57,002	55,701

Sales Tax	40,073	39,317	39,363

Corporations Tax	25,980	28,278	27,757

Employer Health Tax	8,203	8,335	7,845

Education Property Tax	5,853	5,982	5,887

Ontario Health Premium	5,366	5,158	5,221

Land Transfer Tax	3,875	3,393	3,736

Gasoline Tax	1,664	1,741	1,719

Electricity Payments-In-Lieu of Taxes	634	844	54

Tobacco Tax	667	683	693

Fuel Tax	522	522	514

Beer, Wine and Spirits Tax	388	465	530

Ontario Portion of the Federal Cannabis Excise Duty	376	412	390

Other Taxes	1,027	879	891

	152,439	153,011	150,301

Transfers from Government of Canada

Canada Health Transfer	21,332	21,381	20,363

Canada Social Transfer	6,794	6,810	6,611

Canada-wide Early Learning and Child Care	4,248	4,071	2,800

Shared Health Priorities	1,056	1,071	1,204

Infrastructure Programs	1,055	937	1,124

Direct Transfers to Broader Public Sector Organizations	509	715	691

Labour Market Development Agreement	643	675	641

Equalization Payments	546	546	576

Aging with Dignity	462	464	464

Indian Welfare Services Agreement	327	360	338

Workforce Development Agreement	279	280	280

Early Learning and Child Care	220	224	210

National Strategy for Drugs for Rare Diseases	178	178	178

Bilingualism Development	147	159	151

Social Housing	133	132	173

Legal Aid – Criminal	80	80	77

Youth Criminal Justice	67	68	68

Sustainable Canadian Agricultural Partnership	59	53	69

Other	711	912	615

	38,846	39,116	36,633

92	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2025–26 Budget	2025–26 Actual	2024–25 Actual Restated (Note 17)

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	10,852	11,953	14,710

Income from Investment in Government Business Enterprises (Schedule 9)	6,317	7,719	7,465

Interest and Investment Income[1]	1,953	2,148	2,786

Other

Other Fees and Licences	1,561	1,659	1,601

Sales and Rentals	1,964	1,597	1,630

Vehicle and Driver Registration Fees	1,242	1,201	1,232

Local Services Realignment	503	458	436

Royalties	309	292	297

Independent Electricity System Operator Revenue	313	275	261

Power Supply Contract Recoveries	44	43	40

Miscellaneous	2,281	3,858	7,553

	8,217	9,383	13,050

Total Revenue	218,624	223,330	224,945

[1] Includes $354 million of investment income (2024–25, $484 million) and $276 million interest income (2024–25, $410 million) from broader public sector organizations.

Consolidated Financial Statements, 2025–2026	93

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]

For the year ended March 31 ($ Millions)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	2,408	2,531	4,451	3,157	621	529	177	168

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	6,287	6,812	1,867	1,917	100	102	4,435	6,663

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Interest and Investment Income (Schedule 1)	459	519	108	156	4	5	155	238

Other (Schedule 1)	1,103	1,362	175	96	141	271	133	270

Subtotal	10,257	11,224	6,601	5,326	866	907	4,900	7,339

Adjustments[1]	(338)	(308)	(110)	(133)	(31)	(27)	(310)	(340)

Total	9,919	10,916	6,491	5,193	835	880	4,590	6,999

[1]	Adjustments represent the elimination of inter-sector balances to derive the post-consolidated totals.
[2]

The Health segment includes activities related to Ontario’s health care system. It includes providing medical, hospital and preventative care, and other health-related services, such as laboratories and diagnostic facilities. It also includes activities related to monitoring compliance and supporting the operation, development, and sustainability of the Province’s long-term care system. This includes the Ministry of Health and Ministry of Long-Term Care.

[3]

The Education segment includes activities related to overseeing Ontario’s publicly funded education systems (English, French and Catholic), from early childhood education through Grade 12, as well as the child care system, through legislation, policy, and funding models. This includes the Ministry of Education.

[4]

The Children’s and Social Services segment includes activities related to funding, designing and delivering programs and services to protect and support people in Ontario during times of need. This includes the Ministry of Children, Community and Social Services.

[5]

The Postsecondary Education segment includes activities related to overseeing Ontario’s postsecondary education system and supporting research and innovation. This includes the Ministry of Colleges, Universities, Research Excellence and Security.

94	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 2: Revenue by Sector (cont’d)

Sectors	Justice[6]		Other[7]		Adjustments[1]		Total

For the year ended March 31 ($ Millions)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	154,097	151,415	(1,086)	(1,114)	153,011	150,301

Transfers from Government of Canada (Schedule 1)	258	247	31,201	30,001	–	–	39,116	36,633

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	–	–	–	–	(736)	(784)	11,953	14,710

Income from Investment in Government Business Enterprises (Schedule 9)	284	219	7,435	7,246	–	–	7,719	7,465

Interest and Investment Income (Schedule 1)	15	17	1,407	1,851	–	–	2,148	2,786

Other (Schedule 1)	1,417	4,742	7,319	7,155	(905)	(846)	9,383	13,050

Subtotal	1,974	5,225	201,459	197,668

Adjustments[1]	–	–	(1,938)	(1,936)	(2,727)	(2,744)

Total	1,974	5,225	199,521	195,732			223,330	224,945

[6]

The Justice segment includes activities related to administrating and delivering justice services to all communities in Ontario. It includes delivering criminal, civil, and family court services, and providing legal services to the Province’s ministries, agencies, boards, and commissions. It also includes setting Ontario-wide police and fire standards, providing oversight, supporting crime prevention initiatives at a local and provincial level, as well as operating an adult corrections system. This includes the Ministry of the Attorney General and Ministry of the Solicitor General.

[7]

The Other segment includes the activities of the Ministries of Agriculture, Food and Agribusiness; Citizenship and Multiculturalism; Economic Development Job Creation and Trade; Energy and Mines; Emergency Preparedness and Response; Environment, Conservation and Parks; Finance; Francophone Affairs; Indigenous Affairs and First Nations Economic Reconciliation; Infrastructure; Labour, Immigration, Training and Skills Development; Municipal Affairs and Housing; Natural Resources; Northern Economic Development and Growth; Public and Business Service Delivery and Procurement; Rural Affairs; Seniors and Accessibility; Sport; Tourism, Culture and Gaming; Transportation; Treasury Board Secretariat; the Board of Internal Economy; Executive Offices, and activities related to management of the Province’s investments, which cannot be allocated to any of the specifically described sector classifications.

Consolidated Financial Statements, 2025–2026	95

Province of Ontario Schedule 3: Expense by Sector

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]		Justice[6]

For the year ended March 31 ($ Millions)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)

Expense

Transfer Payments	43,999	40,696	6,497	5,183	19,018	18,337	7,739	6,312	922	886

Salaries and Wages	25,418	24,188	23,408	22,363	1,196	1,200	3,162	3,556	3,885	3,613

Services	9,047	8,029	2,177	2,233	803	731	1,187	2,215	1,440	1,184

Interest and Other Debt Servicing Charges	–	–	–	–	–	–	–	–	–	–

Supplies and Equipment	9,287	8,881	2,415	2,281	55	59	361	419	323	297

Employee Benefits	4,660	4,446	3,796	4,015	269	265	442	476	545	524

Amortization of Tangible Capital Assets	2,475	2,312	1,961	1,926	30	34	453	441	79	50

Pensions and Other Employee Future Benefits (Note 6)	2,414	2,275	2,431	2,004	36	35	294	331	116	100

Transportation and Communication	271	269	4	4	44	44	53	68	155	131

Power Supply Contract Costs	–	–	–	–	–	–	–	–	–	–

Other	498	480	151	90	287	140	404	454	512	968

Subtotal	98,069	91,576	42,840	40,099	21,738	20,845	14,095	14,272	7,977	7,753

Adjustments[1]	(572)	(663)	(529)	(579)	(351)	(319)	(157)	(170)	(754)	(672)

Total	97,497	90,913	42,311	39,520	21,387	20,526	13,938	14,102	7,223	7,081

[1]	Adjustments represent the elimination of inter-sector balances to derive the post-consolidated totals.
[2]

The Health segment includes activities related to Ontario’s health care system. It includes providing medical, hospital and preventative care, and other health-related services, such as laboratories and diagnostic facilities. It also includes activities related to monitoring compliance and supporting the operation, development, and sustainability of the Province’s long-term care system. This includes the Ministry of Health and Ministry of Long-Term Care.

[3]

The Education segment includes activities related to overseeing Ontario’s publicly funded education systems (English, French and Catholic), from early childhood education through Grade 12, as well as the child care system, through legislation, policy, and funding models. This includes the Ministry of Education.

[4]

The Children’s and Social Services segment includes activities related to funding, designing and delivering programs and services to protect and support people in Ontario during times of need. This includes the Ministry of Children, Community and Social Services.

[5]

The Postsecondary Education segment includes activities related to overseeing Ontario’s postsecondary education system and supporting research and innovation. This includes the Ministry of Colleges, Universities, Research Excellence and Security.

[6]

The Justice segment includes activities related to administrating and delivering justice services to all communities in Ontario. It includes delivering criminal, civil, and family court services, and providing legal services to the Province’s ministries, agencies, boards, and commissions. It also includes setting Ontario-wide police and fire standards, providing oversight, supporting crime prevention initiatives at a local and provincial level, as well as operating an adult corrections system. This includes the Ministry of the Attorney General and Ministry of the Solicitor General.

96	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 3: Expense by Sector (cont’d)

Sectors	Other[7]		Interest and Other Debt Servicing Charges[8]		Adjustments[1]		Total

For the year ended March 31 ($ Millions)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)	2026	2025 Restated (Note 17)

Expense

Transfer Payments	19,539	21,951	–	–	(880)	(883)	96,834	92,482

Salaries and Wages	5,019	4,594	–	–	–	–	62,088	59,514

Services	4,770	4,427	–	–	(501)	(522)	18,923	18,297

Interest and Other Debt Servicing Charges	–	–	15,451	15,122	–	–	15,451	15,122

Supplies and Equipment	389	363	–	–	–	(19)	12,830	12,281

Employee Benefits	512	579	–	–	(1,086)	(1,113)	9,138	9,192

Amortization of Tangible Capital Assets	3,885	3,584	–	–	–	–	8,883	8,347

Pensions and Other Employee Future Benefits (Note 6)	1,986	1,484	–	–	–	–	7,277	6,229

Transportation and Communication	278	366	–	–	(2)	–	803	882

Power Supply Contract Costs	43	40	–	–	–	–	43	40

Other	2,473	1,724	–	–	(259)	(207)	4,066	3,649

Subtotal	38,894	39,112	15,451	15,122

Adjustments[1]	(365)	(341)	–	–	(2,728)	(2,744)

Total	38,529	38,771	15,451	15,122			236,336	226,035

[7]

The Other segment includes the activities of the Ministries of Agriculture, Food and Agribusiness; Citizenship and Multiculturalism; Economic Development Job Creation and Trade; Emergency Preparedness and Response; Energy and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Indigenous Affairs and First Nations Economic Reconciliation; Infrastructure; Labour, Immigration, Training and Skills Development; Municipal Affairs and Housing; Natural Resources; Northern Economic Development and Growth; Public and Business Service Delivery and Procurement; Rural Affairs; Seniors and Accessibility; Sport; Tourism, Culture and Gaming; Transportation; Treasury Board Secretariat; the Board of Internal Economy; and Executive Offices, which cannot be allocated to any of the specifically described sector classification.

[8]

Includes activities related to the management of the Province’s debt, $14,935 million (2024–25, $14,552 million) and interest and other debt servicing charges of broader public sector organizations of Hospitals, $420 million (2024–25, $438 million); School Boards, $70 million (2024–25, $91 million); Colleges $22 million (2024–25, $36 million); and Children’s Aid Societies, $4 million (2024–25, $5 million). Interest related to the Ontario Bonds and T-bills that the Province bought back is $545 million (2024–25, $674 million).

Consolidated Financial Statements, 2025–2026	97

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2025–26 Budget[1,2]	2025–26 Actual	2024–25 Restated Actual (Note 17)

Agriculture, Food and Agribusiness	1,048	1,098	896

Attorney General	2,252	2,633	2,867

Board of Internal Economy	348	370	482

Children, Community and Social Services	20,340	21,387	20,526

Citizenship and Multiculturalism	92	90	85

Colleges, Universities, Research Excellence and Security	12,927	13,938	14,102

Economic Development, Job Creation and Trade	2,404	1,928	1,724

Education	40,487	40,140	37,836

Teachers’ Pension	1,733	2,171	1,684

Emergency Preparedness and Response	66	275	47

Energy and Mines	8,938	7,998	7,532

Environment, Conservation and Parks	1,034	1,036	854

Executive Offices	78	81	73

Finance	1,601	1,462	4,394

Interest and Other Debt Servicing Charges	16,198	15,451	15,122

Municipal Partnership Fund	563	579	535

Power Supply Contract Costs	–	43	40

Francophone Affairs	11	14	13

Health	87,098	93,883	87,637

Indigenous Affairs and First Nations Economic Reconciliation	144	157	966

Infrastructure	3,670	3,334	2,868

Labour, Immigration, Training and Skills Development	2,096	1,639	1,814

Long-Term Care	3,532	3,614	3,276

Municipal Affairs and Housing	1,756	1,883	2,087

Natural Resources	869	1,054	1,003

Northern Economic Development and Growth	805	884	762

Public and Business Service Delivery and Procurement	1,697	1,618	1,659

Rural Affairs	19	10	7

Seniors and Accessibility	181	161	162

Solicitor General	4,413	4,590	4,214

Sport	213	166	60

Tourism, Culture and Gaming	1,893	1,933	1,833

Transportation	7,801	8,437	7,267

Treasury Board Secretariat	399	449	301

Employee and Pensioner Benefits	1,528	1,830	1,307

Contingency Fund[3]	3,000	–	–

Total Expense	231,234	236,336	226,035

[1]	Amounts reported as “Plan” in 2025 Budget have been reclassified. See Note 17.b.
[2]	Ministry structure is consistent with 2025 Budget.

[3] See Glossary for definition.

98	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2026	2025

Transfer Payments	13,943	12,755

Interest and Other Debt Servicing Charges	4,799	4,923

Salaries, Wages and Benefits	5,805	5,563

Other[1]	20,186	21,686

Total Accounts Payable and Accrued Liabilities	44,733	44,927
[1] Includes $407 million (2024–25, $425 million) for capital lease obligations.

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2026	2025

Taxes	7,240	8,649

Transfer Payments[1]	1,226	957

Other Accounts Receivable[2]	11,739	12,870

	20,205	22,476

Less: Allowance for Doubtful Accounts[3]	(2,283)	(1,928)

	17,922	20,548

Government of Canada	2,733	2,345

Total Accounts Receivable	20,655	22,893

[1]	The Transfer Payment receivable consists primarily of recoverable of $999 million (2024–25, $855 million) for the Ontario Disability Support Program – Financial Assistance.
[2]

It excludes some amounts owing to the Province based on Ontario Works benefits paid to recipients by external Ontario Works delivery partners and Ontario Disability Support Program benefits paid to recipients who also received federal pandemic benefits. Due to pending validation activities and estimation uncertainty, a reasonable estimate cannot be made at this time and accordingly, no amounts have been recognized in these consolidated financial statements.

[3] The Allowance for Doubtful Accounts includes a provision of $838 million (2024–25, $719 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2025–2026	99

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2026	2025

Government Business Enterprises[1]	2,166	2,225

Municipalities[2]	5,163	4,802

Students[3]	2,913	2,526

Industrial and Commercial[4]	1,206	1,103

Universities[5]	125	125

Other[6]	3,032	2,340

	14,605	13,121

Unamortized Concession Discounts[7]	(184)	(181)

Allowance for Doubtful Accounts[8]	(999)	(875)

Total Loans Receivable	13,422	12,065
[1]	Loans to GBEs bear interest rates of 1.64 per cent to 5.40 per cent (2024–25, 1.64 per cent to 5.40 per cent).
[2]	Loans to municipalities bear interest at rates of up to 6.00 per cent (2024–25, 6.00 per cent).
[3]	Loans to students mostly bear interest at rates of 6.11 per cent (2024–25, 6.00 per cent).
[4]	Loans to industrial and commercial enterprises bear interest rates of up to 9.05 per cent (2024–25, 9.05 per cent).
[5]	Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2024–25, 5.09 per cent to 5.10 per cent).
[6]

Loans to other include loans for not-for-profit organizations of $1.9 billion (2024–25, $2 billion), loans to electricity sector union trusts of $8 million (2024–25, $27 million), and loans to OFN Power Holdings LP of $245 million (2024–25, $245 million).

[7]

Unamortized concession discounts relate to loans made to students of $52 million (2024–25, $37 million), loans to industrial and commercial enterprises of $128 million (2024–25, $138 million), and loans to other of $4 million (2024–25, $6 million).

[8]

Allowance for doubtful accounts relates to loans made to students of $788 million (2024–25, $767 million), loans made to universities of $0.5 million (2024–25, $0.5 million) and loans to industrial and commercial enterprises and other of $210 million (2024–25, $108 million).

100	Consolidated Financial Statements, 2025–2026

Repayment Terms As at March 31 ($ Millions)	Principal Repayment

Years to Maturity	2026	2025

1 year	1,540	899

2 years	1,427	1,010

3 years	438	504

4 years	532	417

5 years	564	455

1–5 years	4,501	3,285

6–10 years	2,216	2,083

11–15 years	1,364	1,071

16–20 years	2,362	2,519

21–25 years	2,886	3,030

Over 25 years	1,019	921

Subtotal	14,348	12,909

No fixed maturity	257	212

Total	14,605	13,121

Consolidated Financial Statements, 2025–2026	101

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises	Responsible Ministry
Hydro One Limited	Energy and Mines
iGaming Ontario	Attorney General
Liquor Control Board of Ontario	Finance
Ontario Cannabis Retail Corporation	Finance
Ontario Lottery and Gaming Corporation	Tourism, Culture and Gaming
Ontario Power Generation Inc.	Energy and Mines

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Agribusiness
Agricultural Research and Innovation Ontario	Agriculture, Food and Agribusiness
Alcohol and Gaming Commission of Ontario	Attorney General
Algonquin Forestry Authority	Natural Resources
Building Ontario Fund	Finance
Centralized Supply Chain Ontario (Supply Ontario)	Public and Business Service Delivery and Procurement
Destination Ontario	Tourism, Culture and Gaming
Education Quality and Accountability Office	Education
Fair Hydro Trust	Energy and Mines
Financial Services Regulatory Authority of Ontario	Finance
Forestry Futures Trust	Natural Resources
Forest Renewal Trust	Natural Resources
General Real Estate Portfolio	Infrastructure
Independent Electricity System Operator	Energy and Mines
Invest Ontario	Economic Development, Job Creation and Trade
Investment Management Corporation of Ontario	Finance
Legal Aid Ontario	Attorney General
Metrolinx	Transportation
Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Gaming
Niagara Parks Commission	Tourism, Culture and Gaming
Northern Ontario Heritage Fund Corporation	Northern Economic Development and Growth
Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health
Ontario Arts Council	Tourism, Culture and Gaming
Ontario Clean Water Agency	Environment, Conservation and Parks
Ontario Educational Communications Authority (TVO)	Education
Ontario Electricity Financial Corporation	Finance
Ontario Energy Board	Energy and Mines
Ontario Financing Authority	Finance
Ontario Food Terminal Board	Agriculture, Food and Agribusiness
Ontario French-Language Educational Communications Authority (TFO)	Education
Ontario Health	Health
Ontario Health atHome	Health
Ontario Heritage Trust	Citizenship and Multiculturalism
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Northland Transportation Commission	Transportation
Ontario Securities Commission	Finance
Ontario Trillium Foundation	Tourism, Culture and Gaming
Ornge	Health
Ottawa Convention Centre Corporation	Tourism, Culture and Gaming
Science North	Tourism, Culture and Gaming
Skilled Trades Ontario	Labour, Immigration, Training and Skills Development

[1]  Represents all consolidated organizations included in the Province’s consolidated financial statements for the year ended March 31, 2026. This schedule is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. Links to these entities’ web URLs are available on ontario.ca. Other controlled organizations that do not meet the consolidation threshold of materiality are instead reflected as government transfer payment expense in these consolidated financial statements through the accounts of the ministries responsible for them.

102	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 8: Government Organizations[1] (cont’d)

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)
St. Lawrence Parks Commission	Tourism, Culture and Gaming
The Centennial Centre of Science and Technology (Ontario Science Centre)	Infrastructure
The Royal Ontario Museum	Tourism, Culture and Gaming
Toronto Organizing Committee for the Pan American and Parapan American Games	Tourism, Culture and Gaming
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[2]	Infrastructure
Transmission Corridor Program	Infrastructure
Venture Ontario	Economic Development, Job Creation and Trade
Workplace Safety and Insurance Appeals Tribunal	Labour, Immigration, Training and Skills Development

Broader Public Sector Organizations

Public Hospitals — Ministry of Health

Alexandra Hospital Ingersoll

Alexandra Marine & General Hospital

Almonte General Hospital

Anson General Hospital

Arnprior Regional Health

Atikokan Health and Community Services

Baycrest Hospital

Bingham Memorial Hospital

Blanche River Health

Bluewater Health

Brant Community Healthcare System

Brightshores Health System

Brockville General Hospital

Bruyère Health

Cambridge Memorial Hospital

Campbellford Memorial Hospital

Carleton Place & District Memorial Hospital

Casey House

Chatham-Kent Health Alliance

Children’s Hospital of Eastern Ontario – Ottawa Children’s Treatment Centre

Collingwood General and Marine Hospital

Cornwall Community Hospital

Deep River & District Health

Dryden Regional Health Centre

Erie Shores HealthCare

Espanola General Hospital

Four Counties Health Services

Georgian Bay General Hospital

Geraldton District Hospital

Hôpital Glengarry Memorial Hospital

Groves Memorial Community Hospital

Guelph General Hospital

Haldimand War Memorial Hospital

Haliburton Highlands Health Services

Halton Healthcare Services Corporation

Hamilton Health Sciences Corporation

Hanover & District Hospital

Headwaters Health Care Centre

Health Sciences North

Holland Bloorview Kids Rehabilitation Hospital

Hôpital général de Hawkesbury and District General Hospital Inc.

Hôpital Montfort

Hôpital Notre-Dame Hospital (Hearst)

Hornepayne Community Hospital

Hôtel-Dieu Grace Healthcare

Humber River Health

Huron Perth Healthcare Alliance

Joseph Brant Hospital

Kemptville District Hospital

Kingston Health Sciences Centre

Lady Dunn Health Centre

Lady Minto Hospital, Cochrane

Lake of the Woods District Hospital

Lakeridge Health

Lennox and Addington County General Hospital

Listowel Memorial Hospital

London Health Sciences Centre

Mackenzie Health

Manitoulin Health Centre

Hôpital de Mattawa Hospital Inc.

Muskoka Algonquin Healthcare

Niagara Health System

Nipigon District Memorial Hospital

Norfolk General Hospital

North Bay Regional Health Centre

North of Superior Healthcare Group

North Shore Health Network

North Wellington Health Care Corporation

North York General Hospital

Northumberland Hills Hospital

Oak Valley Health

Orillia Soldiers’ Memorial Hospital

[2] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2025–2026	103

Province of Ontario Schedule 8: Government Organizations[1] (cont’d)
Public Hospitals — Ministry of Health (cont’d)

Pembroke Regional Hospital Inc.

Perth and Smiths Falls District Hospital

Peterborough Regional Health Centre

Providence Care Centre (Kingston)

Queensway Carleton Hospital

Quinte Health

Red Lake Margaret Cochenour Memorial Hospital Corporation

The Religious Hospitallers of St. Joseph of Cornwall, Ontario

The Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines

Renfrew Victoria Hospital

Riverside Health Care Facilities Inc.

Ross Memorial Hospital

Royal Victoria Regional Health Centre

Runnymede Healthcare Centre

The Salvation Army Toronto Grace Health Centre

Santé Manitouwadge Health

Sault Area Hospital

Scarborough Health Network

Sensenbrenner Hospital

Services de santé de Chapleau Health Services

Sinai Health System

Sioux Lookout Meno Ya Win Health Centre

Hôpital de Smooth Rock Falls Hospital

South Bruce Grey Health Centre

South Huron Hospital

Southlake Health

St. Francis Memorial Hospital Association

St. Joseph’s Care Group

St. Joseph’s Continuing Care Centre, Centre of Sudbury

St. Joseph’s General Hospital, Elliot Lake

St. Joseph’s Health Care London

St. Joseph’s Health Centre Guelph

St. Joseph’s Healthcare Hamilton

St. Thomas Elgin General Hospital

Stevenson Memorial Hospital

Strathroy Middlesex General Hospital

Sunnybrook Health Sciences Centre

Temiskaming Hospital

The Hospital for Sick Children

The Ottawa Hospital

Thunder Bay Regional Health Sciences Centre

Tillsonburg District Memorial Hospital

Timmins and District Hospital

Toronto East Health Network

Trillium Health Partners

Unity Health Toronto

University Health Network

University of Ottawa Heart Institute

Waterloo Regional Health Network

Weeneebayko Area Health Authority

West Haldimand General Hospital

West Nipissing General Hospital

West Parry Sound Health Centre

William Osler Health System

Winchester District Memorial Hospital

Windsor Regional Hospital

Wingham and District Hospital

Women’s College Hospital

Woodstock Hospital

Specialty Psychiatric Hospitals — Ministry of Health

Centre for Addiction and Mental Health Ontario Shores Centre for Mental Health Sciences	Royal Ottawa Health Care Group Waypoint Centre for Mental Health Care

School Boards[3] — Ministry of Education

Algoma District School Board

Algonquin and Lakeshore Catholic District School Board

Avon Maitland District School Board

Bloorview School Authority

Bluewater District School Board

Brant Haldimand Norfolk Catholic District School Board

Bruce-Grey Catholic District School Board

Catholic District School Board of Eastern Ontario

CHEO School Authority

Conseil des écoles publiques de l’Est de l’Ontario

Conseil scolaire catholique MonAvenir

Conseil scolaire catholique Providence

Conseil scolaire de district catholique de l’Est ontarien

Conseil scolaire de district catholique des Aurores boréales

Conseil scolaire catholique des Grandes Rivières

Conseil scolaire des écoles district catholiques du Centre-Est de l’Ontario

Conseil scolaire de district catholique du Nouvel-Ontario

Conseil scolaire de district catholique Franco-Nord

Conseil scolaire du Grand Nord

Conseil scolaire public du Nord-Est de l’Ontario

Conseil scolaire Viamonde

Consortium Centre Jules-Léger

[3]  Includes amounts of Ontario School Boards’ Insurance Exchange which is jointly controlled by school boards (with the exception of CHEO School Authority, Toronto District School Board and Simcoe County School Board).

104	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 8: Government Organizations[1] (cont’d)

School Boards[3] — Ministry of Education

District School Board of Niagara

District School Board Ontario North East

Dufferin-Peel Catholic District School Board

Durham Catholic District School Board

Durham District School Board

Grand Erie District School Board

Grandview School Authority

Greater Essex County District School Board

Halton Catholic District School Board

Halton District School Board

Hamilton-Wentworth Catholic District School Board

Hamilton-Wentworth District School Board

Hastings and Prince Edward District School Board

Huron-Perth Catholic District School Board

Huron-Superior Catholic District School Board

James Bay Lowlands Secondary School Board

John McGivney Children’s Centre School Authority

Kawartha Pine Ridge District School Board

Keewatin-Patricia District School Board

Kenora Catholic District School Board

KidsAbility School Authority

Lakehead District School Board

Lambton Kent District School Board

Limestone District School Board

London District Catholic School Board

Moose Factory Island District School Area Board

Moosonee District School Area Board

Near North District School Board

Niagara Catholic District School Board

Niagara Children’s Centre School Authority

Nipissing-Parry Sound Catholic District School Board

Northeastern Catholic District School Board

Northwest Catholic District School Board

Ottawa Catholic District School Board

Ottawa-Carleton District School Board

Peel District School Board

Peterborough Victoria Northumberland and Clarington Catholic District School Board

Rainbow District School Board

Rainy River District School Board

Renfrew County Catholic District School Board

Renfrew County District School Board

Simcoe County District School Board

Simcoe Muskoka Catholic District School Board

St. Clair Catholic District School Board

Sudbury Catholic District School Board

Superior North Catholic District School Board

Superior-Greenstone District School Board

Thames Valley District School Board

The Protestant Separate School Board of the Town of Penetanguishene

Thunder Bay Catholic District School Board

Toronto Catholic District School Board

Toronto District School Board

Trillium Lakelands District School Board

Upper Canada District School Board

Upper Grand District School Board

Waterloo Catholic District School Board

Waterloo Region District School Board

Wellington Catholic District School Board

Windsor-Essex Catholic District School Board

York Catholic District School Board

York Region District School Board

Colleges — Ministry of Colleges, Universities, Research Excellence and Security

Algonquin College of Applied Arts and Technology

Cambrian College of Applied Arts and Technology

Canadore College of Applied Arts and Technology

Centennial College of Applied Arts and Technology

Collège Boréal d’arts appliqués et de technologie

Collège d’arts appliqués et de technologie La Cité collégiale

Conestoga College Institute of Technology and Advanced Learning

Confederation College of Applied Arts and Technology

Durham College of Applied Arts and Technology

Fanshawe College of Applied Arts and Technology

George Brown Polytechnic

Georgian College of Applied Arts and Technology

Humber College Institute of Technology and Advanced Learning

Lambton College of Applied Arts and Technology

Loyalist College of Applied Arts and Technology

Mohawk College of Applied Arts and Technology

Niagara College of Applied Arts and Technology

Northern College of Applied Arts and Technology

Sault College of Applied Arts and Technology

Seneca College of Applied Arts and Technology

Sheridan College Institute of Technology and Advanced Learning

Sir Sandford Fleming College of Applied Arts and Technology

St. Clair College of Applied Arts and Technology

St. Lawrence College of Applied Arts and Technology

[3]  Includes amounts of Ontario School Boards’ Insurance Exchange which is jointly controlled by school boards (with the exception of CHEO School Authority, Toronto District School Board and Simcoe County School Board).

Consolidated Financial Statements, 2025–2026	105

Province of Ontario Schedule 8: Government Organizations[1] (cont’d)

Children’s Aid Societies — Ministry of Children, Community and Social Services

Bruce Grey Child and Family Services

Catholic Children’s Aid Society of Hamilton

Child and Family Services of Grand Erie

Children and Family Services for York Region

Children’s Aid Society of Algoma

Children’s Aid Society of London & Middlesex

Children’s Aid Society of the City of Sarnia and the County of Lambton

Children’s Aid Society of the Districts of Sudbury and Manitoulin

Children’s Aid Society of the Niagara Region

Children’s Aid Society of Toronto

Dufferin Child and Family Services

Durham Children’s Aid Society

Family and Children’s Services of Frontenac Lennox and Addington

Family and Children’s Services of Guelph and Wellington County

Family and Children’s Services of Lanark Leeds and Grenville

Family and Children’s Services of Renfrew County

Family and Children’s Services of St. Thomas and Elgin

Family and Children’s Services of the Waterloo Region

Halton Children’s Aid Society

Hamilton Child and Family Supports

Highland Shores Children’s Aid Society

Huron-Perth Children’s Aid Society

Jewish Family and Child Service of Greater Toronto

Kawartha Haliburton Children’s Aid Society

Kenora-Rainy River Districts Child and Family Services

Linck, Child Youth and Family Supports

North Eastern Ontario Family and Children’s Services

Simcoe Muskoka Child Youth and Family Services

The Catholic Children’s Aid Society of Toronto

The Children’s Aid Society of Ottawa

The Children’s Aid Society of Oxford County Inc.

The Children’s Aid Society of the District of Nipissing and Parry Sound

The Children’s Aid Society of the District of Thunder Bay

The Children’s Aid Society of the Region of Peel

The Children’s Aid Society of the United Counties of Stormont-Dundas-Glengarry

Valoris for Children and Adults of Prescott-Russell

Windsor-Essex Children’s Aid Society

106	Consolidated Financial Statements, 2025–2026

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below
For the year ended March 31, 2026 ($ Millions)	Hydro One Limited	[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2026 Total	2025 Total

Assets

Cash and Cash Equivalents	37		414	320	89	487	2,020	3,367	4,444

Investments	–		–	–	–	–	171	171	167

Accounts Receivable	1,495		50	164	1	293	954	2,957	2,697

Inventories	–		–	871	87	43	355	1,356	1,277

Prepaid Expenses	132		2	52	1	26	205	418	331

Fixed Assets	29,734		1	959	39	940	43,591	75,264	70,219

Other Assets	10,234		2	–	–	122	28,996	39,354	38,653

Total Assets	41,632		469	2,366	217	1,911	76,292	122,887	117,788

Liabilities

Accounts Payable	1,993		134	975	125	433	2,744	6,404	6,297

Dividends Payable	–		–	–	–	–	–	–	68

Notes Payable	599		–	–	–	–	–	599	659

Deferred Revenue	–		–	–	–	113	367	480	521

Long-Term Debt	18,518		–	723	–	67	11,041	30,349	30,079

Other Liabilities	7,504		108	–	32	865	29,257	37,766	37,377

Total Liabilities	28,614		242	1,698	157	1,478	43,409	75,598	75,001

Net Assets before Non-Controlling Interest	13,018		227	668	60	433	32,883	47,289	42,787

Non-Controlling Interest	(6,949)		–	–	–	–	(229)	(7,178)	(6,788)

Net Assets after Non-Controlling Interest	6,069		227	668	60	433	32,654	40,111	35,999

Revenue	4,368		3,858	7,549	1,816	9,272	9,000	35,863	32,494

Expenses	3,724		3,574	5,740	1,572	6,903	6,631	28,144	25,029

Net Income	644		284	1,809	244	2,369	2,369	7,719	7,465

Consolidated Financial Statements, 2025–2026	107

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2026 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2026 Total	2025 Total

Net Income	644	284	1,809	244	2,369	2,369	7,719	7,465

Net Assets at Beginning of Year before Accumulated Other Comprehensive Income (AOCI)	5,825	152	629	361	513	28,380	35,860	33,143

Increase in Fair Value of Ontario Nuclear Funds (Note 16)	–	–	–	–	–	535	535	195

Capital Contribution to OPG	–	–	–	–	–	1,000	1,000	–

Contribution Deficit – OPG	–	–	–	–	–	(2)	(2)	(2)

Deferred Losses Adjustments	–	–	–	–	–	3	3	3

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	–	–	–	–	–	327	327	348

Remittances to Consolidated Revenue Fund	(376)	(209)	(1,760)	(545)	(2,449)	–	(5,339)	(5,292)

Net Assets before AOCI	6,093	227	678	60	433	32,612	40,103	35,860

AOCI at Beginning of Year	(33)	–	(12)	–	–	184	139	24

Other Comprehensive Income/(Loss)	9	–	2	–	–	(142)	(131)	115

AOCI at Year End	(24)	–	(10)	–	–	42	8	139

Net Assets	6,069	227	668	60	433	32,654	40,111	35,999

[1] Amounts reported using International Financial Reporting Standards (IFRS). [2] As at March 31, 2026, the Province owned approximately 47.1 per cent (2024–25, 47.1 per cent) of Hydro One Limited.

Province of Ontario Government Business Enterprises[1] Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2026	2025

Financial Assets	1,255	1,157

Debts	2,167	2,226

Other Liabilities	464	457

[1] Amounts reported using International Financial Reporting Standards (IFRS).

108	Consolidated Financial Statements, 2025–2026

Repayment schedule for long-term debts contracted with third parties.

			Payments to be made in:

As at March 31 ($ Millions)	2026	2025	2027	2028	2029	2030	2031	2032 and thereafter

Hydro One Limited	18,545	17,095	425	1,175	–	1,500	800	14,645

Ontario Power Generation Inc.	9,683	10,650	1,154	5	505	805	380	6,834

Total	28,228	27,745	1,579	1,180	505	2,305	1,180	21,479

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. Hydro One is Ontario’s largest electricity transmission and distribution utility and is required to deliver electricity safely and reliably to approximately 1.5 million customers across Ontario. It is regulated by the Ontario Energy Board.

iGaming Ontario

On April 4, 2022, iGaming Ontario (iGO) launched the new market for online gaming in the Province. iGO is responsible for conducting and managing the online gaming schemes in accordance with the Criminal Code (Canada) and the Gaming Control Act, 1992.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) buys liquor (beer, wine, spirits) for re-sale through its network of liquor retail stores and at wholesale. The LCBO acts as the exclusive wholesaler for grocery stores, convenience stores, bars and restaurants and other liquor sales licensees, and LCBO Convenience Outlets (LCOs). The LCBO tests products sold and sets its prices based on alcohol suppliers’ quoted price to the LCBO.

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (OCS), is the provincial online retailer of recreational cannabis and the exclusive wholesaler of recreational cannabis to Ontario’s authorized private retail stores.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming Corporation (OLG) conducts and manages gaming on behalf of the Province of Ontario, including: lottery, casinos, electronic bingo, and its internet gaming site, OLG.ca. Private service providers operate most OLG casinos. OLG continues to integrate horse racing into its gaming strategy, including the administration of ongoing funding.

Ontario Power Generation Inc.

The principal business of OPG is the generation and sale of electricity. OPG owns and operates nuclear, hydroelectric, thermal, solar and natural gas-fired generating facilities in Ontario and sells into, and purchases from, interconnected electricity markets in other Canadian provinces and the northeast and mid-west regions of the United States.

Consolidated Financial Statements, 2025–2026	109

In December 2025, the Province committed to provide $5 billion in equity injections to OPG in exchange for Class B Preferred Shares over the 2025–26 to 2027–28 period. This funding will support OPG’s financing requirements for major capital projects, including nuclear generation initiatives. The preferred shares are redeemable at OPG’s option after 2035, with no mandatory redemption date. The first injection payment was made in December 2025 for $1 billion, and the second injection of $1 billion was made in April 2026 with the remainder of the payments planned through 2027–28.

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Broader Public Sector Organizations

Sectors	Hospitals		School Boards		Colleges		Children’s Aid Societies		Total

For the year ended March 31 ($ Millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Fees	1,807	1,671	293	288	3,139	5,497	2	3	5,241	7,459

Ancillary Services	893	1,033	626	587	314	336	2	2	1,835	1,958

Grants and Donations for Research and Other Purposes	1,484	1,818	8	10	172	228	39	38	1,703	2,094

Sales and Rentals	552	513	215	91	71	84	8	7	846	695

Recognition of Deferred Capital Contributions	492	475	77	71	74	76	1	1	644	623

Miscellaneous	864	1,015	648	737	151	103	21	26	1,684	1,881

Total	6,092	6,525	1,867	1,784	3,921	6,324	73	77	11,953	14,710

Province of Ontario Schedule 11: Prepaid Expenses and Other Non-Financial Assets

As at March 31 ($ Millions)	2026	2025
Prepaid Expenses	1,559	1,327

Inventory for Consumption	752	723

Other Non-Financial Assets	179	174

Total Prepaid Expenses and Other Non-Financial Assets	2,490	2,224

110	Consolidated Financial Statements, 2025–2026

Guide to the Public Accounts

The Public Accounts of the Province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

•	Compares the Province’s financial results to both the 2025 Budget and the financial results for the previous year;

•	Shows trends in key financial items and indicators of financial condition;

•	Sets out key potential risks to financial results and strategies used to manage them;

•	Includes descriptions of various assets and liabilities on the statement of financial position; and

•	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

Consolidated Financial Statements

The Consolidated Financial Statements show the Province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The Province’s financial statements are presented on a consolidated basis, meaning that the Province’s statement of financial position and statement of operations reflect the combination of ministry results, as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, the Province’s reported revenues and expenses can be affected directly by the activities of ministries as well as the performance of controlled entities such as Government Business Enterprises and broader public sector organizations, i.e., hospitals, school boards, colleges and children’s aid societies. In addition, the Province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

Consolidated Financial Statements, 2025–2026	111

The financial statements comprise:

•

The Consolidated Statement of Operations, which provides a summary of the Province’s revenue for the period less its expenses and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the Province’s financial position.

•

The Consolidated Statement of Financial Position, which reports the Province’s assets and liabilities and is also known as the balance sheet. The Province’s total liabilities include debt and other long-term financing. Financial assets include cash, portfolio investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the Province’s net debt, which provides a measure of the Province’s revenues that will be required to pay for the Province’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

•

The Consolidated Statement of Change in Net Debt, which shows how the Province’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

•

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all the Province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

•

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and portfolio investments, as well as cash generated from financing activities.

•

The Consolidated Statement of Remeasurement Gains and Losses, which shows the change in values of financial assets and financial liabilities arising from their remeasurement at current exchange rates and/or fair value.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize the Province’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

112	Consolidated Financial Statements, 2025–2026

Other Elements of the Annual Report

•

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

•

The Auditor General’s Report, which appears on page 43, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary Information

The Ministry Statements and Schedules contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and the annual Supply Act, 2025 (as modified by Treasury Board Orders), as well as other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards, colleges and children’s aid societies. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

As of 2018–19, the Financial Statements of Government Organizations and Business Enterprises no longer form a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

Consolidated Financial Statements, 2025–2026	113

Glossary

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2025–26 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accretion: the increase in the carrying amount of a liability for asset retirement obligations due to the passage of time. Accretion expense is incurred when liability is discounted to its present value and consequently, the discount is unwound over time.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortized Cost: the amount at which a financial asset or a financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: includes the Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province of Ontario and other supporting schedules and disclosures.

Asset Retirement Obligation(s) (ARO): arises from a legal obligation associated with the retirement (permanent removal) of a tangible capital asset. These obligations are predictable, likely to occur and unavoidable.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards, colleges and children’s aid societies. For financial statement purposes, universities and other organizations such as municipalities are excluded, because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

114	Consolidated Financial Statements, 2025–2026

Combined Consideration (under P3): a public sector entity’s liability for the design, build, acquisition or betterment of infrastructure could result from a combination of the financial liability model and user-pay model. In such circumstances, the entity would recognize both a financial liability and a performance obligation.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Ontario Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the Province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Consolidated Financial Statements, 2025–2026	115

Derecognition: the removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives, including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Effective Interest Method: a method used to calculate the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and to allocate interest income or interest expense over the relevant period.

Exchange Transactions: transactions where goods or services are provided to a payor for consideration. These transactions include performance obligations arising directly from a payment or promise of consideration by a payor.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; portfolio investment; a financial claim on an outside organization or individual; and inventory for sale.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Financial Liability Model (under P3): a type of public private partnership arrangement where the private sector partner designs, builds, finances, operates, and/or maintains infrastructure in exchange for a contractual right to receive cash or other financial assets. A liability resulting from this model is a financial liability.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

116	Consolidated Financial Statements, 2025–2026

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Government Business Enterprise: government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet obligations from revenues generated outside the government reporting entity.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Legal Obligation: a clear duty or responsibility to another party under statute or contracts and agreements.

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the Province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Consolidated Financial Statements, 2025–2026	117

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Exchange Transactions: transactions or events where there is no direct transfer of goods or services to a payor.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets, prepaid expenses and inventories of supplies for consumption.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services; fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. The people of the Province aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Performance Obligations: enforceable promises to provide specific goods or services to a specific payor.

Portfolio Investments: investments in organizations that do not form part of the government reporting entity.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest and other debt servicing charges.

Public Accounts: the Consolidated Financial Statements of Ontario along with supporting statements and schedules as required by the Financial Administration Act.

Public Private Partnership (P3): an alternative finance and procurement model available to public sector entities, where the public sector entity procures infrastructure using a private sector partner. The private sector partners are committed to design, build and finance the infrastructure assets. Some P3 arrangements may also require the private sector partner to operate and/or maintain the assets over the term of the P3 contract.

118	Consolidated Financial Statements, 2025–2026

Purchased Intangible Assets: non-financial assets lacking physical substance that are purchased through an arm’s-length exchange transaction.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: the sum of program expense and interest and other debt servicing charges expense.

Transaction Price: the amount of consideration expected to receive in exchange for promised goods or services to a payor.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

•	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

•	Expect to be repaid, as would be expected in a loan; or

•	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

Consolidated Financial Statements, 2025–2026	119

User-Pay Model (under P3): a type of public private partnership arrangement where the private sector partner designs, builds, finances, operates, and/or maintains infrastructure in exchange for rights to charge end users. The public sector partner provides rights to earn revenue from third-party users or grants access to another revenue-generating asset. A liability resulting from this model is a performance obligation.

120	Consolidated Financial Statements, 2025–2026

Sources of Additional Information

Ontario Budget, Ontario Economic Outlook and Fiscal Review and Quarterly Finances

The Province presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ontario Ministry of Finance website at: https://www.ontario.ca/page/ministry-finance

Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act, 2025. For electronic access, go to: https://www.ontario.ca/page/expenditure-estimates

Ontario Finances

For electronic access, go to: https://www.ontario.ca/page/ontario-quarterly-finances

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.ontario.ca/page/ontario-economic-accounts

Consolidated Financial Statements, 2025–2026	121

Please address your comments on this report to:
The Honourable Kinga Surma
President of the Treasury Board,
Room 4320, Fourth Floor,
Whitney Block, 99 Wellesley Street West,
Toronto, Ontario M7A 1W3

You can also send your comments to
the Minister by electronic mail
to: infotbs@ontario.ca

To access this document online, visit **Ontario.ca/publicaccounts**

© King's Printer for Ontario, 2026 | ISSN 0381-2375 (Print) | ISSN 1913-5556 (Online)